Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Heavenly Hawaiian, Ltd.
78-1136 Bishop Rd
Holualoa, HI 96725
https://heavenlyhawaiian.com/

Up to $1,234,997.52 in Common Stock at $2.12
Minimum Target Amount: $9,997.92

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Heavenly Hawaiian, Ltd.
Address: 78-1136 Bishop Rd, Holualoa, HI 96725
State of Incorporation: HI
Date Incorporated: January 27, 1998

Terms:

Equity

Offering Minimum: $9,997.92 | 4,716 shares of Common Stock
Offering Maximum: $1,234,997.52 | 582,546 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $2.12
Minimum Investment Amount (per investor): $265.00

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

Early Bird

Friends and Family - First 72 hours | 15% bonus shares

Super Early Bird - Next 72 hours | 10% bonus

Early Bird Bonus - Next 7 days | 5% bonus shares

Volume

Tier 1 perk - $265 - Heavenly Hawaiian Exclusive Investor Mug

Tier 2 perk - $750 - Heavenly Hawaiian Exclusive Investor T-shirt + Previous Tier

Tier 3 perk - $2,500 - 8 oz of Heavenly Hawaiian 100% Kona Coffee + Previous Tiers

Tier 4 perk - $5,000 - 4 oz of Heavenly Hawaiian Rare Geisha Coffee (1st Place in the 2022 Hawaii Coffee Association Cupping Competition + 1st Place in the 2021 Kona Coffee Cupping Competition) + Previous Tiers

Tier 5 perk - $10,000 - Three-month paid subscription to the Heavenly Hawaiian Coffee Club and one Sweet Sampler pack. 1 lb of 100% Kona coffee will be shipped to you monthly + Previous Tiers

Tier 6 perk - $25,000 - 1% Bonus Shares and a virtual Brew Class with our top coffee experts. You will receive a pack of our specialty coffee samples and brewing hardware for this exclusive class + Previous Tiers

Tier 7 perk - $50,000 - Create your own Heavenly Hawaiian Roast - You will collaborate with our top coffee experts and roasters to create and name your own roast which will be sold as a limited-edition coffee in our on-site shop + Previous Tiers

Tier 8 perk - $100,0000 - The Ultimate Coffee Farm Experience, 3 days in Kona, Hawaii — stay in our Founders' private, guest ohana overlooking the Kona Coast. You will get private tours of the Heavenly Hawaiian estate, participate in all our experience offerings including a roasting class, meet with the field crew and farm managers, and enjoy an oceanside dinner with executive management + Previous Tiers

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

Heavenly Hawaiian will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $2.12 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $212. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any).

The Company and its Business

Company Overview

Heavenly Hawaiian, Ltd. ("Heavenly Hawaiian" or the "Company") is a C-Corp organized under the laws of the State of Hawaii.

Heavenly Hawaiian is one of the highest-rated coffee destinations in one of the most renowned coffee-growing regions in the world -- Kona, Hawaii. Our award-winning 100% Kona Coffee, farm fresh products, sustainable farming practices, and world-class guest services combine to create the ultimate farm-to-cup experience. We sell every bag of Kona Coffee we produce and attract thousands of guests to our top-rated tours, workshops, and tastings.

Competitors and Industry

The Kona coffee industry consists of over 600 coffee farms. Kona coffee production is a bit of a mash-up. According to the USDA, the total Hawaiian coffee production for the green coffee bean in 2021 (latest data available) was 5,240,000 pounds. Based on what we've learned from the Hawaiian Coffee Associations, we believe that about 1/2 of all Hawaiian coffee is grown in Kona. As such, we have concluded that Kona's production is estimated to be about 2,620,000 pounds.

We believe that Heavenly Hawaiian is a dominant player in this combined coffee producer/agritourism space. Although Heavenly Hawaiian has few competitors in the breadth of our agritourism offerings, our closest competitors are Greenwell Farms, Hala Tree and Mountain Thunder.

Source: *Hawaii Coffee Association booklet-* https://hawaiicoffeeassoc.org/resources/Documents/DOA-HICoffeeAssoc-Booklet.v4_print.pdf

Source: *2021 USDA Coffee Production-* https://www.nass.usda.gov/Statistics_by_State/Hawaii/Publications/Fruits_and_Nuts/Coffee-01-26-2021.pdf

Current Stage and Roadmap

Currently, the volume of our coffee sales and on-site traffic continues to increase, illustrating a high demand for our products and on-site services. We sell out of all our coffees and our on-site guest experiences operate at or near capacity throughout much of the year.

Our vision is to expand capacity across our business. Our roadmap to meeting this demand involves four parts:

1. Launch new farm management partnerships with local farmers and landowners that we believe will enable us to scale up our supply of coffee. Currently, we have negotiated two 20-year farm partnerships that we believe will help us substnatially increase our coffee production and reduce our cost of goods sold. The finalization of both of these deals is contingent on if this Reg. CF campaign is successful and we have the funds to proceed with these deals.

2. Increase farm automation. Modern, upgraded equipment should substantially increase the productivity of our farm workforce, easing our demand for new workers and reducing the marginal cost of coffee production.

3. Expand and enhance our physical layout and facilities. We intend to remodel and expand our current facilities, adding tasting lanais, experience centers, and viewing decks. We believe that this will enable us to accommodate more guests and launch additional high-end experiences, including a new coffee roasting workshop.

4. Upgrade and streamline our Customer Relationship Management (CRM) and Enterprise Resource Management (ERP) systems to enable robust reporting capabilities and increase procurement efficiency. We believe that these upgraded systems can provide insights that we can leverage to elevate our customer engagement, increase our supply chain efficiency, and implement nationwide marketing initiatives. Streamlined systems should also enable us to speed up development and marketing of new, high-margin product lines.

The Team

Officers and Directors

Name: David A Bateman

David A Bateman's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** President, Director
  Dates of Service: September, 2005 - Present
  Responsibilities: Legal, accounting, strategic business development. This is an unpaid position. Bateman holds 3,858,000 shares of Common Stock in Heavenly Hawaiian.

Other business experience in the past three years:

- **Employer:** Kona Hills, LLC
  Title: Sponsor Principal
  Dates of Service: December, 2016 - January, 2019
  Responsibilities: Assist in managing Kona Hills operations.

Name: Douglas McKanna

Douglas McKanna's current primary role is with Kealakekua Bay Farm Services, LLC. Douglas McKanna currently services 2 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director
  Dates of Service: December, 2021 - Present
  Responsibilities: Oversee the on-going operation of the company with an emphasis on marketing and farm and field work. This is an unpaid position.

Other business experience in the past three years:

- **Employer:** Kealakekua Bay Farm Services, LLC
  Title: Member Manager
  Dates of Service: April, 2005 - Present
  Responsibilities: Develop 190 acres of coffee farm; farm coffee and farm olives.

Name: William C. Myers

William C. Myers's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Executive Officer (CEO)
  Dates of Service: January, 2019 - Present
  Responsibilities: Direct the operation of Heavenly Hawaiian, Ltd. Myers is paid a salary of $77,000/year and typically receives bonuses of $10,000 to $20,000 per year. Myers holds 1,224,000 shares of Common Stock in Heavenly Hawaiian.

- **Position:** Director, Treasurer/Secretary
  Dates of Service: June, 2021 - Present
  Responsibilities: Corporate Officer and Director

Other business experience in the past three years:

- **Employer:** Heavenly Hawaiian Kona Coffee Farm
  Title: General Manager
  Dates of Service: February, 2017 - January, 2019
  Responsibilities: Direct the operation of Heavenly Hawaiian Kona Coffee Farm.

Name: Matthew Goldston

Matthew Goldston's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CFO
  Dates of Service: January, 2022 - Present
  Responsibilities: I work as a Partner to Management in capital assessment and utilization of said funds to grow the business.

Other business experience in the past three years:

- **Employer:** Forbes Finance Council - Freelance
  Title: Official Member
  Dates of Service: February, 2021 - Present
  Responsibilities: Member of the Forbes Finance Council working in Finance and Banking

Other business experience in the past three years:

- **Employer:** PKF Texas
  Title: Director (Partner)
  Dates of Service: January, 2019 - Present
  Responsibilities: Partner at PKF Texas in Business Advisory Services ("BAS") Department and Transaction Advisory Services ("TAS")

Other business experience in the past three years:

- **Employer:** P97 Networks
  Title: Director, Corporate Finance and Strategy
  Dates of Service: September, 2016 - Present
  Responsibilities: Review and oversee Mezzanine Funding and prepare Company for Series B Round.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the coffee industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions

of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Minority Holder; Securities with Voting Rights
The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

We are competing against other recreational activities
Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities. This risk would apply to all Agritourism operations. This is a risk we have faced for more than five years and has not prevented us from achieving a 28%+ CAGR.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment. Our Workstay program serves as a recruiting platform and helps mitigate this risk.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The amount raised in this offering may include investments from company insiders or immediate family members.

Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Sourcing

Heavenly Hawaiian strives to source the highest quality ingredients for our products.

From time to time, these supplies may be unavailable or may not meet the high standards of quality we demand. This could lead to a temporary absence of one or more products from Heavenly Hawaiian's offerings.

Agriculture
As a coffee farm and agritourism destination, Heavenly Hawaiian is subject to all the risks inherent in agricultural operations, generally, and coffee farming, in particular, including risks to coffee crops from adverse weather, diseases, pests and natural disasters as well as the broader impact of climate change. We experienced just such an event in 2022 from a combination of drought and the emergence of coffee leaf rust fungus. This resulted in significantly below average crop yields. Management mitigates such risks to some extent through crop insurance. For 2022, we further mitigated this particular risk investing more than $200,000 to build up inventory to meet anticipated needs.

Pandemic/Limits on Tourism
As an agritourism model that earns part of its revenue from on-site product sales, admissions, and experiences, Heavenly Hawaiian is subject to risks related to restrictions and decreases in tourism and travel, such as the COVID-19 pandemic. For part of 2020, Heavenly Hawaiian could not run any onsite tourism operations due to global travel and capacity restrictions. In 2021, we were able to accept onsite guests with required masks, social distancing, temperature checks at check-in, and mandatory contact tracing forms. Despite the pandemic's effects on tourism, our two other streams of revenue, online sales and subscription service sales, continued our total revenue growth into 2021. We chose a multi-stream revenue model to combat the inherent risks in potentially limited or restricted tourism and travel to the Big Island of Hawaii. Aside from our indoor gift shop and coffee bar, most of our onsite operation including tours, workshops, and coffee tastings takes place outside.

Seasonal labor
As a coffee farm and an agritourism destination located on an isolated island, Heavenly Hawaiian is subject to risks inherent in finding the right quantity and quality of seasonal labor for guest services and field work. We have a smaller pool of potential employees to choose from compared to a business on the mainland or in a metropolitan area. We actively combat this risk by having a farm-stay internship program year-round where applicants from around the world come to live, work, and learn about sustainable coffee farming. This provides approximately 7-12 employees every 3-6 months. We have relationships with other Kona farmers and share contract workers when necessary.

Tropical Weather
Being an agriculture business in Hawaii, we are subject to threats associated with tropical weather. Hurricanes, tsunamis, earthquakes, volcanic eruptions, flooding, and other types of inclement weather are possible on the Big Island. Because of the proximity to the ocean and volcanoes on the islands, you can expect significant differences in rainfall within short distances and infrequent severe storms. This can impact our business by needing to close for safety precautions, power outages, and

customers not being able to travel on the island to our farm. Despite the risks of inclement weather, Heavenly Hawaiian has needed to close business operations at most 1-2 times per year since opening. Hurricanes: The Big Island can experience Hurricanes and Hurricane warnings resulting in temporary closings of business operations. However, serious Hurricanes are rare because the volcanoes on the Big Island act as a natural buffer against hurricanes. Their high peaks affect wind circulation and help break up, divert and weaken the storm as it moves toward and over the Big Island. Virtually every system approaching Hawaii from the east since 1950 tracking at least as far north as the latitude of the Big Island of Hawaii eventually weakened to a tropical storm or depression by the time it reached the islands. (weather.com) Volcanic Eruptions: Heavenly Hawaiian is located near Mauna Loa and Hualalai volcanos. Mauna Loa last erupted in Nov 2022. This volcano produces fluid, rather non-explosive eruptions. Mauna Loa lava didn't pose a threat to any communities, but got within 1.7 miles (2.7 kilometers) of a major highway that connects the east and west sides of the island. (NPR). Hualalai last erupted in 1801. Volcanic ash is made up of small pieces of rock and glass that are blasted into the air by a volcanic eruption. It can be very harmful to people and animals if breathed in. There is a risk of lava flows, toxic gas emissions such as sulfur dioxide and other components of "vog". (https://hdoa.hawaii.gov/blog/main/ashinfo/) Survival of agricultural crops and pasture is often severely limited when ash thickness is greater than 100-150 mm (4-6 in). Predicting the potential crop losses from ashfall, however, is difficult and usually exaggerated because of the great variety of environmental and plant conditions that exist in tropical and temperate areas during and after ashfalls of varying thicknesses. (https://volcanoes.usgs.gov/volcanic_ash/agriculture.html) The abrasiveness of ash can damage farm machinery and equipment, but increased maintenance and a few precautionary actions can significantly reduce the cost of keeping the machinery in working condition. (https://volcanoes.usgs.gov/volcanic_ash/agriculture.html) Hawaiian volcanoes don't contain a lot of water or other volatiles. Generally speaking, the Hawaiian volcanoes don't erupt explosively; they produce relatively very slow-moving lava flows. (https://www.amatravel.ca/articles/ask-a-travel-expert-everything-you-could-want-to-know-about-hawaiis-volcanoes) Heavenly Hawaiian always adheres to local government safety protocols and mandatory advisories when it comes to closing business operations due to weather.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
David A. Bateman and Trudy A. Bateman, as Tenants in the Entirety	3,858,000	Common Stock	73.7%
William C. Myers	1,224,000	Common Stock	23.4%

The Company's Securities

The Company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 582,546 of Common Stock.

Common Stock

The amount of security authorized is 6,000,000 with a total of 5,232,000 outstanding.

Voting Rights

One class of common stock with full voting rights. "Each outstanding share shall be entitled to one vote upon each matter submitted to a vote at a meeting of the shareholders." Please see voting rights of securities sold in this offering below.

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the

family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

The Company has not had any recent offering of securities in the last three years.

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the secton entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Fiscal Year ended Dec. 31, 2022 vs. Dec. 31, 2021

Revenue

Increased revenues were due to (1) optimizing pricing for products, tours and experiences, (2) expanding product offerings, especially of curated coffees, (3) increasing e-mail outreach campaigns to existing customers, (4) expanding social media marketing efforts, resulting in a significant increase in the number of followers, page/profile visits, and likes on both our Facebook and Instagram profiles, and (5) promoting premium on-farm experiences through new relationships with local resorts, hotels, short-term vacation rental operators and excursion providers.

Cost of Goods

Increased in line with increases in revenues.

Expenses

Increased as a result of company investment in additional personnel.

Fiscal Year ended Dec. 31, 2021 vs. Dec. 31, 2020

Revenue

Increased revenues were due to (1) recovery of on-farm sales from pandemic limitations, (2) offering of new, premium on-farm experiences, (3) institution of a new admission fee to Farm offerings, and (4) increase in number of guests visiting the Farm.

Cost of Goods

Increased in line with increases in revenues.

Expenses

Increased as a result of company investment in additional personnel.

Fiscal Year ended Dec. 31, 2020 vs. Dec. 31, 2019

Revenue

Increased revenues were due to (1) expansion of coffee subscription sales and (2) growth in on-line sales, moderated by 8-months without on-farm sales due to pandemic restrictions and travel limitations.

Cost of Goods

Increased in line with increases in revenues.

Expenses

Increased as a result of pandemic restrictions, requirements and programs.

Heavenly Hawaiian did not reduce staff in response to the pandemic, instead ensuring that our team remained employed throughout. As necessary, we also made housing and board available for staff to ensure our ohana remained safe throughout 2020.

At the same time, the company did not halt coffee subscription shipments to our customers who found themselves unable to afford Kona coffee during the pandemic. We continued shipments to these customers, without charge, as long as necessary in the conviction that a shared crisis is not the time to deny friends, guests and customers the small comforts they enjoy.

Expenses associated with these efforts are responsible for much of the increase in company expenses in 2020.

Historical results and cash flows:

The historic results and cash flows demonstrated in this document are broadly representative of what investors can expect in the immediate future from Heavenly Hawaiian. The business has achieved significant Year-Over-Year revenue growth, especially since our pivot to a multi-faceted retail-agritourism business model in 2017. We started out doing wholesale green coffee sales. In 2017, we expanded to on-site sales (tours, gift shop sales, coffee bar sales), subscription service sales (our coffee club subscription service), and online sales (online sales of all our coffee, products, merch).

Our five-year CAGR of 28.6% reflects steady growth, even during the pandemic years. We expect similar growth into 2023.

The demand for our products and services has increased rapidly due to a steady increase in guests to our Farm (topping 23,000 in 2021 and 2022), a growing network of vendors who promote our products and services, an expanding social media presence and a growing community of customers, friends and guests who promote our products to family and friends.

The plans for 2023 will continue that growth and include:

Perfecting our existing Farm Tour and Experience offerings to fill available "occupancy" gaps and increase per guest revenue by further improving the experiences guests receive;

Expanding our Farm's tasting lanais and experience pavilions to accommodate a growing number of guests and expand the products and services available to them;

Increasing farmland under cultivation by approximately half to reduce our cost of goods sold and enable us to provide a wider range of high-value specialty products; and

Developing new promotional vendor relationships to bring more offerings to our existing customers and attract new guests to the Farm and customers to our products.

Cost increases associated with this on-going expansion should moderate when compared to recent years. During the last five years, as we have transitioned to a retail-agritourism model, we have front-loaded new costs, especially labor costs. As a result, our existing, seasoned team is well-positioned to handle our on-going growth without a significant increase in labor or related costs.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

Heavenly Hawaiian is a going concern with accounts receivable.

As of January 20, 2023, Heavenly Hawaiian had access to capital resources (including cash on hand and lines of credit) totalling $190,172.36, as follows:

Cash on Hand (Bank of Hawaii) -- $167,951.01

Cash on Hand (Petty Cash) -- $6,397.00

Accounts Receivable (5 A/Rs) -- $15,824.35

We have also established a 5,700 pound Reserve Green Coffee Inventory valued at $151,050.00 (Market).

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

While funds raised in this campaign will strengthen our operations, enable us to can capture new growth opportunities and expand our capacity, they are NOT critical to Heavenly Hawaiian's operations.

Funds raised in this campaign will be used specifically to:

1. Launch new farm management partnerships with local farmers and landowners that will enable us to scale up our supply of coffee. Currently, we have negotiated two 20-year farm partnerships that we believe will help us increase our coffee production by up to 50%. The finalization of both of these negotiations is contingent on if this Reg. CF campaign is successful and we have the funds to proceed with these deals.

2. Increase farm automation. Modern, upgraded equipment will substantially increase the productivity of our farm workforce, easing our demand for new workers and reducing marginal costs for coffee production.

3. Expand and enhance our physical layout and facilities. We will remodel and expand our current facilities, adding tasting lanais, experience centers, and viewing decks. This will enable us to accommodate more guests and launch additional high-end experiences, including a complete coffee sensory class and a new coffee roasting workshop.

4. Upgrade and streamline our CRM and ERP systems to enable robust reporting capabilities and increase procurement efficiency. These upgraded systems will provide insights that we can leverage to elevate our customer engagement, increase our supply chain efficiency, and implement nationwide marketing initiatives. Streamlined

systems will also enable us to speed up development and marketing of new, high-margin product lines.

All these investments will accelerate Heavenly Hawaiian's growth, increase our efficiency and move us to solid profitability. These funds will help us move faster, but we will achieve these ends even without these funds, albeit more slowly.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

No. These funds are not necessary to the viability of Heavenly Hawaiian. This year, we are celebrating our 18th year in operation and marking the 6th year since our expansion from wholesaler to agritourism destination. We have weathered volcanos, earthquakes, droughts and pandemics. We have capital resources available to see us through most foreseeable challenges.

There is no question that funds from this campaign will help us to grow faster but they are not necessary to our viability.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

Management forecasts that Heavenly Hawaiian will be able to operate indefinitely, even if we raise only the minimum in this campaign. Broadly speaking, this forecast requires maintaining existing annual revenues and expenses (increased to reflect current levels of inflation) and producing coffee crops at historic average levels. Maintaining our 5-year average compound annual growth rate in excess of 28% would provide a substantial hedge against unknowable risks.

How long will you be able to operate the company if you raise your maximum funding goal?

Since all funds raised in this campaign are devoted to increasing Heavenly Hawaiian's efficiency, capacity and growth, management forecasts that Heavenly Hawaiian will be able to operate indefinitely, with or without any funds raised in this campaign. This forecast is based on the same assumptions as our "minimum-funding" forecast, above. Managment is even more confident in this forecast if funding is achieved, because that funding will be invested in revenue-enhancing projects and to increase operational efficiency likely supporing our growth in revenue and aiding our work to restrain costs.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises,

etc...)

Heavenly Hawaiian does not anticipate tapping any additional sources of capital outside short-term lines of credit used in the normal course of business and to meet cash flow exigencies. In the past, short-term loans have been available from Heavenly Hawaiian associates to support seasonal harvest expenses, as have short-term loans secured by Farm sales. We have no reason to believe this would not continue to be available, if necessary. Company founders have occasionally made small, short-term operational loans available to the company, as needed. This source of funding is also likely to continue to be available to the company.

Indebtedness

- **Creditor:** Hawaii Department of Agriculture
  Amount Owed: $86,260.99
  Interest Rate: 3.0%
  Maturity Date: August 15, 2030

- **Creditor:** US Small Business Administration Economic Injury Disaster Loan (COVID)
  Amount Owed: $163,000.00
  Interest Rate: 3.75%
  Maturity Date: June 15, 2053

- **Creditor:** Bank of Hawaii
  Amount Owed: $34,650.48
  Interest Rate: 10.0%
  Maturity Date: June 30, 2027

- **Creditor:** Bank of Hawaii
  Amount Owed: $14,860.36
  Interest Rate: 10.0%
  Maturity Date: June 30, 2027

- **Creditor:** Chase Bank
  Amount Owed: $12,843.00
  Interest Rate: 6.44%
  Maturity Date: January 14, 2026

- **Creditor:** Hawaii Department of Agriculture
  Amount Owed: $492,099.88
  Interest Rate: 3.375%
  Maturity Date: August 01, 2045

- **Creditor:** Cameron Hewines

Amount Owed: $50,000.00
Interest Rate: 12.0%
Maturity Date: August 30, 2023
This is a balloon loan.

- **Creditor:** Cameron Hewines
  Amount Owed: $41,000.00
  Interest Rate: 12.0%
  Maturity Date: December 16, 2023

- **Creditor:** Discover
  Amount Owed: $23,067.13
  Interest Rate: 21.24%
  Maturity Date: January 31, 2030

- **Creditor:** Stripe Capital
  Amount Owed: $101,863.70
  Interest Rate: 12.6%
  Maturity Date: February 01, 2024
  This loan is repaid as a percentage of online and subscription-based product sales, with the repayment rate set at 20%. Stripe Capital collects a service fee in lieu of interest and that service fee is included in the amount owed listed above. No further interest is owed. The stated interest of 12.6% is an estimate of the effective interest rate over the expected term of the loan.

- **Creditor:** Square Capital
  Amount Owed: $161,097.62
  Interest Rate: 13.6%
  Maturity Date: February 01, 2024
  This loan is repaid as a percentage of on-Farm product sales, with the repayment rate set at 20%. Square Capital collects a service fee in lieu of interest and that service fee is included in the amount owed listed above. No further interest is owed. The stated interest of 13.6% is an estimate of the effective interest rate over the expected term of the loan.

- **Creditor:** Paypal Working Capital
  Amount Owed: $21,265.45
  Interest Rate: 16.1%
  Maturity Date: September 30, 2023
  This loan is repaid as a percentage of on-line product sales paid using Paypal, with the repayment rate set at 45%. Paypal Working Capital collects a service fee in lieu of interest and that service fee is included in the amount owed listed above. No further interest is owed. The stated interest of 16.1% is an estimate of the effective interest rate over the expected term of the loan.

- **Creditor:** Jason Eisert, LLC

Amount Owed: $120,000.00
Interest Rate: 12.0%
Maturity Date: October 30, 2023

- **Creditor:** Jason Eisert, LLC
  Amount Owed: $150,000.00
  Interest Rate: 10.0%
  Maturity Date: August 30, 2023
  This loan was made to enable us to purchase green coffee. Management believes the price of green Kona coffee will increase during 2023. If that belief is accurate, lender will also receive 50% of the increase in market value of this coffee.

Related Party Transactions

- **Name of Entity:** William C. Myers
  Relationship to Company: 20%+ Owner
  Nature / amount of interest in the transaction: Mr. Myers has guaranteed the Chase loan for the purchase of a 2017 Jeep Wrangler, used as a Farm vehicle.
  Material Terms: On January 10, 2020, Mr. Myers guaranteed a 6-year loan from Chase in the amount of $21,131, at a 6.44% interest, for the purchase of a 2017 Jeep Wrangler Unlimited. Heavenly Hawaiian has made regular payments on the loan, the outstanding balance for which was $12,562 on June 10, 2022.

- **Name of Entity:** David A. and Trudy A. Bateman
  Relationship to Company: 20%+ Owner
  Nature / amount of interest in the transaction: The Batemans have entered into financial transactions with Heavenly Hawaiian, Ltd., including the financing for the acquisition of the assets of Heavenly Hawaiian, Ltd., and The Other Farm, Ltd.; the guarantee of certain obligations payable to others; and the leasing of agricultural production facilities. As a result of these transactions, the Batemans have secured or guaranteed loans and other obligations totaling $1,377,739.
  Material Terms: As of June 10, 2022, the Batemans have borrowed or guaranteed debts totaling $1,377,739, primarily to secure long-term interest in approximately 40 acres of agricultural land planted with coffee, four residences and a variety of agricultural buildings and structures. Under a twenty-three-year triple net farm management agreement, Heavenly Hawaiian, Ltd., has secured the right to use all this property (located on the Big Island of Hawaii at TMK 7-8-4-13, TMK 7-8-4-12, TMK 7-8-4-15, TMK 7-8-4-4 and TMK 7-8-9-79) for the purposes of the business including, especially, the right to all coffee produced on these properties. In exchange, Heavenly Hawaiian remits approximately $19,481 monthly to satisfy all associated loan payments secured or guaranteed by the Batemans, as well as any lease payments, taxes and fees. Heavenly Hawaiian is also obligated to maintain these properties for productive agricultural use.

Valuation

Pre-Money Valuation: $11,091,840.00

Valuation Details:

The Company has set its valuation based on the following factors- 1) the previous year's gross revenue, 2) team experience, 3) new agritourism business model, and 4) our newest award-winning coffee.

Heavenly Hawaiian is a fast-growing premium coffee company and agritourism destination that is on the doorstep to an even faster growth curve. We are scaling up our current agritourism footprint and planning to add additional geography to our footprint throughout 2022 and into 2023 (the finalization of both of our pending land-expansion deals is contingent on if this Reg. CF campaign is successful and we have the funds to proceed with these deals). Additionally, we are continuing to build industry-leading relationships that broaden our offerings and create significant upsell potential within our existing channels.

We have determined our pre-money valuation of $11,091,840 based on our trailing twelve months' gross revenue of $2,466,556 (estimated through December 31, 2022) at a multiple of 4.5x.

4.5X Multiple- Our business does not perfectly fit into one industry, as we have multiple streams of revenue that include the agriculture, agritourism, retail, food & beverage, tourism, & hospitality industries, which provided a challenge to find an exact industry standard multiple. However, we believe that because the food and beverage retail side of our business yields the majority of our revenue, we chose our multiplier off of similar industry standards.

We referenced eval.com's 'Valuation Multiples by Industry' (linked below) & selected the "Retail-Eating & Drinking Places" industry category. We chose this category as we believe it encompasses our multiple revenue streams (food & beverage, tourism, etc.) The "Retail-Eating & Drinking Places" revenue multiplier for 2021 was 4.82X. We chose a slightly lower multiple of 4.5X due to the smaller size of our business. We are using 2021 figures because it was the most recent year we could find that seemed to fit our specific industry category.

Source: *https://pdf.ac/h8bQl*

We have set this valuation based on a variety of factors including:

1) Heavenly Hawaiian's 17-year history of successful business operations and our exceptional team of industry leaders, seasoned managers and passionate young innovators. The previous Heavenly Hawaiian owner, Kraig Lee, opened the business in 1998. Current owners Dave and Trudy bought and changed the business over 17 years ago in 2005;

2) Our 28.6% Compound Annual Growth Rate since the pivot to our new business

model in 2017;

3) The increase in our gross profits per guest visiting the Farm from $8.56 per guest during the last two quarters of 2021 to $20.27 per guest during the last two quarters of 2022.

4) Our successful transition to this new model as evidenced by continuing growth in guests, subscription revenues, on-site sales, and Farm service revenues;

5) The increased trajectory of our sales growth through 2021 and 2022; and

6) Our coming innovations, both from our coffee lab and across new product lines add significant value to brand equity. Already, our first experimental new coffee -- a proprietary vintage honey-aged process -- has placed in the top ten coffees at the Kona Coffee Cupping Competition and sold out within seven days.

Given these factors, we believe ours is a very conservative approach to forecasting and valuation.

<u>**Disclaimer**</u>

The Company has set its valuation internally, without a formal-third party independent evaluation.

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed: (i) the Company has 1 class of stock (Common Stock); and (ii) all outstanding options, warrants, and other securities with a right to acquire shares are not exercised.

Use of Proceeds

If we raise the Target Offering Amount of $9,997.92 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *StartEngine Service Fees*
  94.5%
  Fees for certain services provided by StartEngine

If we raise the over allotment amount of $1,234,997.52, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *Marketing*
  5.0%
  We plan on amping up our social media presence across multiple mediums and

we are going to start an ambassador program. We also need to upgrade our internal systems so we can create high quality, consistent newsletters and online campaigns so we can reach our global audience. Updating the website to match our new branding is also essential.

- *Operations*
  67.0%
  This will involve updating our farm equipment and purchasing new farm vehicles (trucks, tractors). We also need to expand and remodel our coffee production facilities and guest facing facilities, as we have outgrown our space to meet the demand.

- *Internal Systems*
  12.0%
  Our CRP and ERP systems need to be updated and better synced in order for us to meet our growing demand, fulfill orders, and grow our brand reach. We want to increase our reporting capabilities so we can better engage with our customers, grow our retail capabilities, and forecast.

- *Inventory*
  10.5%
  We plan on increasing our coffee production by 50% with our farm partnership programs. As the demand for our coffees continues to increase, we need to increase our supply of coffee for our onsite retail store and ecommerce sales.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 29 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://heavenlyhawaiian.com/ (HeavenlyHawaiian.com/annual-report).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/heavenlyhawaiian

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Heavenly Hawaiian, Ltd.

[See attached]

Heavenly Hawaiian Farms, Ltd. and
The Other Farm, Ltd.

Combined Financial Statements
(with Accountants' Compilation Report)

December 31, 2021

Heavenly Hawaiian Farms, Ltd. And The Other Farm, Ltd.

December 31, 2021 and 2020

Table of Contents

Pannell Kerr Forster of Texas, P.C.

5847 San Felipe St., Suite 2600
Houston, Texas 77057-3000
Ph: (713) 860-1400
Fax: (713) 355-3909
www.PKFTexas.com

ACCOUNTANTS' COMPILATION REPORT

To the Shareholder of
Heavenly Hawaiian Farms, Ltd. and The Other Farm, Ltd.

Management is responsible for the accompanying combined financial statements of Heavenly Hawaiian Farms, Ltd. and The Other Farm, Ltd. (the "Company"), which comprise the combined balance sheets as of December 31, 2021 and 2020 and the related combined statements of operations, changes in shareholders' equity (deficit), and cash flows for the year then ended, in accordance with accounting principles generally accepted in the United States of America. We have performed a compilation engagement in accordance with the Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. We did not audit or review the financial statements nor were we required to perform any procedures to verify the accuracy or completeness of the information provided by management. Accordingly, we do not express an opinion, a conclusion, nor provide any form of assurance on these financial statements.

The accompanying combined financial statements have been compiled assuming that the Company will continue as a going concern. As discussed in Note 8 to the combined financial statements, there is substantial doubt about the ability of the Company to continue as a going concern at December 31, 2021. Management's evaluation of the events and conditions and management's plans in regard to that matter also are described in Note 8. The combined financial statements do not include any adjustments that might result from the outcome of this uncertainty.

We are not independent with respect to the Company.

Pannell Kerr Forster of Texas, P.C.

May 31, 2022

Heavenly Hawaiian Farms, Ltd. And The Other Farm, Ltd.

Combined Balance Sheets

	December 31, 2021	December 31, 2020
ASSETS		
Current assets:		
Cash and cash equivalents (Note 1)	$ 67,866	$ 96,016
Inventory	304,709	154,236
Total current assets	372,575	250,252
Property and equipment (Note 1):		
Farm equipment	500,109	492,806
Transportation equipment	67,131	67,131
Land improvements	124,650	122,137
Leasehold improvements	375,860	376,177
Office equipment	5,081	5,081
Subtotal	1,072,831	1,063,332
Less accumulated depreciation	(708,820)	(685,643)
Property and equipment - net	364,011	377,689
Other assets:		
Land lease rights - net (Note 1)	101,855	111,383
Loan fees - net (Note 1)	2,616	2,775
Total other assets	104,471	114,158
Total assets	$ 841,057	$ 742,099
LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT)		
Current liabilities:		
Accounts payable	$ 100,275	$ 88,043
Accrued liabilities	9,896	12,466
Notes and advances payable (Note 2)	190,732	79,814
Current portion of long-term liabilities (Note 3)	43,602	71,682
Total current liabilities	344,505	252,005
Long-term liabilities - net of current portion (Notes 3 and 4)	650,308	698,864
Total liabilities	994,813	950,869
Shareholders' equity (deficit):		
Common stock, no par value per share (Note 1)	2,000	2,000
Additional paid in capital	1,090,536	1,036,369
Retained earnings (deficit)	(1,246,292)	(1,247,139)
Total shareholders' equity (deficit):	(153,756)	(208,770)
Total liabilities and shareholders' equity	$ 841,057	$ 742,099

Heavenly Hawaiian Farms, Ltd. And The Other Farm, Ltd.

Combined Statement of Operations

	Years ended December 31, 2021	2020
Revenues:		
Retail sales:		
Farm retail sales	$ 860,460	$ 260,937
Subscription and online sales	889,476	810,784
Total retail sales	1,749,936	1,071,721
Wholesale sales	36,884	118,154
Activities revenue	103,151	-
Farm services - color sorting	17,515	22,959
Total revenues (Note 1)	1,907,486	1,212,834
Cost of goods sold:		
Cherry purchases	238,791	198,895
Farm Management Services:		
Farm labor and benefits	919,737	714,174
Land and equipment rentals (Notes 4 and 5)	90,132	81,397
Interest expense (Notes 2, 3, and 4)	23,013	31,954
Supplies and materials	100,239	77,474
Candy products	81,557	29,912
Coffee roasting	38,644	29,944
Incidental products	27,223	1,722
Coffee decaffeination	8,597	3,470
Other	9,204	10,984
Total cost of goods sold	1,537,135	1,179,926
Gross profit	370,351	32,908
Operating and administrative expenses:		
Freight and shipping (Note 1)	117,074	83,401
Staff housing expenses	78,066	28,604
Utilities	46,956	37,487
Taxes	46,085	19,404
Office supplies	45,158	25,836
Professional fees	35,118	28,349
Advertising expense and marketing (Note 1)	29,979	9,800
Depreciation (Note 1)	23,872	40,341
Merchant fees	23,709	6,981
Repairs and maintenance (Note 1)	22,631	25,393
Equipment rentals	16,795	15,620
Insurance	14,351	14,158
Amortization (Note 1)	9,687	9,687
Interest expense (Notes 2 and 3)	8,792	26,648
Meals and entertainment	7,405	2,449
Bank service charges	5,677	1,809
Other	5,500	5,690
Total operating and administrative expenses	536,854	381,657
Operating income (loss)	(166,503)	(348,749)
Other income and expenses (Note 6):		
Miscellaneous income	167,350	146,050
Total other income and expenses	167,350	146,050
Net income (loss)	$ 847	$ (202,699)

Heavenly Hawaiian Farms, Ltd. And The Other Farm, Ltd.

Combined Balance Sheets

	Common Stock	Paid in Capital	Retained Earnings (Deficit)	Total Shareholders' Equity (Deficit)
Balance at December 31, 2019	$ 2,000	$ 1,036,369	$ (959,717)	$ 78,652
Net loss	-	-	(202,699)	(202,699)
Dividends and distributions	-	-	(84,723)	(84,723)
Balance at December 31, 2020	$ 2,000	$ 1,036,369	$ (1,247,139)	$ (208,770)
Net income	-	-	847	847
Contributions received	-	54,167	-	54,167
Balance at December 31, 2021	$ 2,000	$ 1,090,536	$ (1,246,292)	$ (153,756)

Heavenly Hawaiian Farms, Ltd. And The Other Farm, Ltd.

Combined Statements of Cash Flows

	Years ended December 31, 2021	Years ended December 31, 2020
Cash flows from operating activities:		
Net loss	$ 847	$ (202,699)
Adjustments to reconcile net income (loss) to net cash used in operating activities:		
Depreciation and amortization	33,559	50,028
Forgiveness of PPP loans	(77,662)	-
Changes in operating assets and liabilities:		
Decrease (increase) in inventory	(150,473)	41,064
Increase (decrease) in accounts payable and accrued liabilities	9,662	(23,078)
Net cash used in operating activities	(184,068)	(134,685)
Cash flows from investing activities:		
Purchases of property and equipment	(10,194)	(35,687)
Net cash used in investing activities	(10,194)	(35,687)
Cash flows from financing activities:		
Contributions received	54,167	-
Distributions paid	-	(84,723)
Proceeds from notes payable	207,500	(128,275)
Principal payments from notes payable	(96,582)	12,350
Proceeds from long-term debt borrowing	40,762	286,900
Principal payments from long-term debt	(39,736)	(24,021)
Net cash provided by financing activities	166,111	62,231
Net change in cash and cash equivalents	(28,150)	(108,141)
Cash and cash equivalents, beginning of year	96,016	204,157
Cash and cash equivalents, ending of year	$ 67,866	$ 96,016

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The combined financial statements and notes are representations of management, who is responsible for their integrity and objectivity.

The accompanying combined financial statements present the combined financial position as of December 31, 2021 and 2020, and the combined results of operations, stockholders' equity and cash flows for the years ended December 31, 2021 and 2020 for Heavenly Hawaiian Farms, Ltd and The Other Farm, Ltd (collectively referred to as the "Company") using the accrual method of accounting. The impact of all material transactions during the reporting periods and any resulting intercompany asset, liability, and equity account balances as of December 31, 2021 and 2020 have been eliminated from the accompanying combined financial statements.

Ownership

The 1,000 shares for both of the Corporations of the outstanding common stock were acquired by David A. and Trudy A. Bateman on August 26, 2005.

The authorized and outstanding common stock as of December 31, 2021 and 2020, was as follows:

Corporate Issue Name	Outstanding Shares	Stated Value
Heavenly Hawaiian Farms, Ltd.	1,000	$1,000
The Other Farm, Ltd	1,000	1,000
Totals	2,000	$2,000

On June 9, 2021, David A. and Trudy A. Bateman transferred by unrestricted gift two hundred four (204) shares of outstanding and issued Heavenly Hawaiian Farms, Ltd. common stock they held to an acquaintance, Mr. William Myers. The shares transferred to Mr. Myers are restricted, including subject to a "First Right of Refusal" in favor of the Company and subject to the terms and conditions of the Heavenly Hawaiian Farms, Ltd. Shareholders Agreement executed simultaneously at the date of the above transfer. Mr. Myer's shares are subject to this transfer restriction until July 1, 2026. The ownership of the authorized, issued, and outstanding common stock of Heavenly Hawaiian Farms, Ltd. subsequent to the above transfer is as follows as of December 31, 2021:

Shareholders' Name	Outstanding Shares	Ownership Percentage
David A and Trudy A Bateman	796	79.60%
William Myers	204	20.40%
Totals	1,000	100.00%

Effective October 15, 2021, the authorized common shares of Heavenly Hawaiian Farms, Ltd. were amended from 1,000,000 authorized common shares to 12,000,000 authorized common shares. No amendment to the authorized common shares for The Other Farm, Ltd. has been executed to date.

Business Operations

Heavenly Hawaiian Farms, Ltd. was incorporated as a Hawaii Corporation on January 27, 1998.

The Other Farm, Ltd. was incorporated as a Hawaii Corporation on March 9, 1998.

The primary source of revenue for Heavenly Hawaiian Farms, Ltd is from on-farm tours of its coffee farming, production and processing facilities operated by The Other Farm, Ltd. under the supervision of Mr. and Mrs. Bateman. The tour participants also provide for the on-farm sales of roasted coffee products, candies, and other related products, produced from the coffee cherry grown on-site and products obtained from third parties. Additional sources of revenue come from on-farm experiential activities such as hands-on Paniolo Roasting, brew classes and cupping classes.

The on-site customers are primarily tourists and visitors to the Company's farm facilities. The farm consists of approximately 38 acres of coffee farmland leased from Kamehameha Schools (KSBE) by the Other Farm, Ltd and Mr. and Mrs. Bateman, and is located in the Kona Hawaii region of the Big Island. Heavenly Hawaiian Farms, Ltd also conducts retail online and monthly online subscriber sales of coffee and related products. Recently, Heavenly Hawaiian Farms, Ltd began offering farm management services to other local farmers to secure additional coffee crops into the future. Heavenly Hawaiian Farms, Ltd, also provides, on a limited basis, the sale of green coffee, coffee cherry and roasted coffee to a select few commercial customers generally on a prepaid or payment on sale at the time of delivery.

Additional information regarding the combined Company operations and products for sale can be viewed on their internet web site: www.heavenlyhawaiian.com.

Method of Accounting

The Company uses the accrual method according to accounting principles generally accepted in the United States of America ("GAAP") to prepare its financial statements. The accrual method of accounting recognizes revenue when earned, rather than when received and expenses when incurred, rather than when paid. The Company has presented the combined balance sheet accounts and the accompanying results of operations using the historical cost of the assets, liabilities, and transaction results. It is the opinion of management the reported asset values for the inventory, and property and equipment, and other asset accounts reflect the historical cost of the assets, less applicable depreciation, and amortization charges and the values presented are not in excess of fair market value as of the respective balance sheet dates.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

The Company recognizes revenue at the time the product is shipped to customers and at the "point of sale" for sales and services provided at the Company's facilities at the price it reasonably expects to receive as compensation. Management has determined as of December 31, 2021 and 2020 the Company does not hold any material customer accounts receivable due to the limited nature of the Company's sale of its products to wholesale customers.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of its temporary cash account balances.

The Company is potentially subject to a concentration of credit risk on cash deposits at times when the aggregate balance of deposits with a financial institution is in excess of the Federal Deposit Insurance Corporation (FDIC) coverage of $250,000. The Company had no cash deposits subject to credit risk on December 31, 2021 and 2020.

The Heavenly Hawaiian Farms, Ltd tourism operations involve credit risk due to their operations being exclusively on the Island of Hawaii. Accordingly, matters that restrict or negatively impact the flow of tourism to the Island subject the combined Company revenue to credit risk exposure due to concentration of the tourism operations at one business location.

Inventory

Inventory is stated at the lower of cost or net realizable value utilizing the first-in, first-out (FIFO) method. The inventory primarily consists of the following items as of December 31, 2021 and 2020:

Description	2021	2020
Green coffee	$109,262	$ 61,904
Parchment	172,032	85,182
Retail products for resale	23,415	7,960
Totals	$304,709	$154,236

Property and Equipment

Property and equipment are recorded at cost and primarily consist of various coffee farming and processing related improvements, fixtures, and other property conducive to coffee farming, processing, roasting and packaging. Expenditures for maintenance and repairs, and minor renewals and betterments, are charged to expense when incurred. Renewals and betterments which prolong the lives of the assets involved, if material in amounts, are capitalized and amortized by depreciation and amortization charges.

Cost of assets sold, retired, or abandoned and the related amounts of accumulated depreciation are eliminated from the accounts in the year of disposition and the resulting gain or loss is included in income.

Expenses include charges for depreciation and amortization over the estimated useful lives of the assets. Depreciation is provided using the straight-line method after providing for any estimated salvage values of the assets.

A summary of the estimated useful lives of the assets and the related depreciation and amortization expense, and accumulated depreciation and amortization for the years December 31, 2021 and 2020 are as follows:

		2021		2020	
Description	Lives in Years	Depreciation and Amortization Expense	Accumulated Depreciation and Amortization	Depreciation and Amortization Expense	Accumulated Depreciation and Amortization
Farm Equipment	5-10	$3,661	$274,567	$19,855	$271,901
Transportation Equipment	5-10	6,776	31,800	4,150	25,024
Land Improvements	10-15	3,230	104,043	7,728	100,813
Coffee Trees	10-15	0	161,748	0	161,748
Leasehold Improvements	40	10,505	136,103	8,049	125,598
Office Equipment	5	0	559	559	559
Totals		$23,872	$708,820	$40,341	$685,643

Land Lease Rights

The Other Farm, Ltd, pursuant to the acquisition by David A. and Trudy A. Bateman on August 26, 2005, included the assignment of the seller's rights to the land leases issued from the Kamehameha Schools as the beneficiary of the Estate of Bernice Pauahi Bishop. Accordingly, the assignment of the land lease rights provided Mr. and Mrs. Bateman the first position rights to renegotiate and extend the lease terms. (Note 5)

The amortization expense for the years ended December 31, 2021 and 2020 was $9,528 each year. The accumulated amortization as of December 31, 2021 and 2020 was $133,402 and $142,930, respectively.

Loan Fees

Loan fees are stated at cost, less accumulated amortization. The amortization of loan fees was provided using the straight-line method of amortization over the term of the loan and is presented net of the related debt on the combined balance sheet. The amortization expense for the years ended December 31, 2021 and 2020 was $159 each year and is charged to interest expense. The accumulated amortization as of December 31, 2021 and 2020 was $1,669 and $1,510, respectively.

Income Taxes

The Company has elected, under the Internal Revenue Code, to be taxed as an S corporation for federal income tax purposes every year. The State of Hawaii recognizes the Federal income tax election for State income tax purposes. Accordingly, the Company will not generally pay income tax on the taxable income during its tax year as the shareholders of an S corporation report their proportionate share of the Company's income, deductions, credits, etc. on their annual personal income tax return.

The federal income tax returns of the Company are generally subject to examination by the Internal Revenue Service for up to three (3) years after the return is filed. Management does not believe they have taken any uncertain tax positions regarding any filed open statute Federal or State income tax returns. The Company accounts for penalties and interest in the period incurred.

Presentation of Sales Tax

Various states and municipalities may impose a sales tax on all of the Company's sales to non-exempt customers subject to the nexus of the taxing authority generally of the destination for which the products are shipped. The Company may generally be required to collect the sales tax from customers and remit the entire amount to the State and / or local taxing authority. The Company's accounting policy is to exclude the tax collected and remitted to the State and/or local taxing authority from revenue and cost of sales for its financial reporting.

Advertising

The Company expenses advertising production costs as they are incurred and advertising communication costs the first time the advertising takes place. Advertising primarily consists of the costs incurred for the Company's online marketing efforts. Advertising costs incurred for the years ended December 31, 2021 and 2020 were $29,979 and $9,800, respectively.

Compensated Absences

The Company generally utilizes "leased employees" for the services typically provided by employees. In the instance the combined Company were to have employees, they would be entitled to paid vacation depending upon the length of service and other factors. The value of accumulated vacation leave was not accrued on December 31, 2021 and 2020, respectively, as it was deemed immaterial by management. The Company's policy is to recognize the costs of compensated absences when actually paid to the employees.

Shipping and Handling Costs

The Company considers all shipping and handling to be fulfillment activities and not a separate performance obligation. Shipping and handling costs are recorded as cost of sales.

Environmental Remediation Costs

Management has not been notified by the United States Environmental Protection Agency (EPA) or any other such Agency that it is a potentially responsible party (PRP) under Superfund legislation or any State or Local regulations regarding potential environmental impacts regarding its leased land tracts.

It is the opinion of management their agricultural practices have not created a potential future environmental remediation cost contingency as of December 31, 2021 and 2020. Accordingly, no environmental remediation loss contingency has been reported in the accompanying financial statements.

Additionally, it is management's opinion the Company is in compliance with all the terms and conditions of the Land Leases (Note 5) regarding approved environmental practices and uses of the leased premises as of December 31, 2021 and 2020.

Statement of Cash Flows

For purposes of the Statement of Cash Flows, the Company classifies all unrestricted demand deposits as cash and all highly liquid investments purchased with a remaining maturity of three (3) months or less to be cash equivalents.

The Company paid no cash income tax payments during the years ended December 31, 2021 and 2020 due to their S Corporation Federal and Hawaii state income tax status.

The Company paid cash interest payments of $34,374 and $54,358 respectively, during the years ended December 31, 2021 and 2020.

The Company did not execute any non-cash transactions during the year ended December 31, 2021 and 2020.

NOTE 2 – NOTES AND ADVANCES PAYABLE

Notes and advances payable consist of the following:

	2021	2020
Bank of Hawaii:		
The revolving unsecured note is payable in monthly installments of $541 and $686 as of December 31, 2021 and 2020, respectively, including interest at 5.75% and 5.75% respectively, as determined according to the Bank's unpublished internal policies. The note is subject to a personal guarantee from David and Trudy Bateman. (Note 4)	$23,484	$27,054
The revolving unsecured note is payable in monthly installments of $195 and $248 as of December 31, 2021 and 2020, respectively, including interest at 5.75% and 5.75%, respectively, as determined according to the Bank's unpublished internal policies. The note is subject to a personal guarantee from David and Trudy Bateman. (Note 4)	8,407	9,760
Kuni Goto: The note is payable upon on or before March 31, 2022 including interest at 12.00%. The note is secured by the agricultural harvest at all farms associated with Heavenly Hawaiian Farms, Ltd during the 2021-2022 and 2020-2021 harvest seasons, respectively.	10,000	25,000
William Myers: The revolving unsecured advance is payable on demand, including interest at 12.00%.	9,500	8,000
Cameron Hewines: The note is payable upon on or before March 31, 2022 including interest at 12.00%. The note was secured by the agricultural harvest at all farms associated with Heavenly Hawaiian Farms, Ltd during the 2021-2022 harvest season.	85,000	0
David A. and Trudy A. Bateman: The revolving unsecured advance is payable on demand, including interest at 12%. (Note 4)	8,592	10,000
Square Inc.: The revolving note is payable in daily installments from the merchant credit card activity conducted from the Company's online sales and the Farm location retail outlet sales. The outstanding balance was subject to a variable interest of approximately 18% as of December 31, 2021.	31,809	0
PayPal Capital Loan: The revolving note is payable in monthly installments from the daily merchant credit card activity conducted from the Company's online sales and the Farm location retail outlet sales. The outstanding balance was subject to a variable interest of approximately 14% as of December 31, 2021.	13,940	0
Total Notes Payable	$190,732	$79,814

NOTE 3 – LONG-TERM DEBT

Long-term debt is comprised of the following:

	2021	2020
Hawaii Department of Agriculture: The note is payable in monthly installments of $500 including interest at 3.00% beginning March 15, 2021 for six (6) months. At September 15, 2021 the monthly installments increased to $1,058 including interest at 3.00%. The note is secured by Company assets and a personal guarantee from David and Trudy Bateman. The note is due August 15, 2030. (Note 4)	$ 95,300	$100,000
The note is payable in monthly installments of $3,272 including interest at 3.375%. Beginning April 1, 2022, the monthly installments increase to $3,401 including interest at 3.375%. The note is secured by Company assets and a personal guarantee from David and Trudy Bateman. The note is due July 11, 2038. (Note 4).	310,863	322,704
U.S. Small Business Administration (SBA): The note is payable in monthly installments of $731 including interest at 3.75% beginning June 15, 2021. The note is secured by Company assets and a personal guarantee from David and Trudy Bateman. The note is due June 15, 2053. (Note 4).	150,000	150,000
Bank of Hawaii: The SBA Payroll Protection Program note was to be payable in monthly installments of $2,077, including interest at 1.00%. The monthly installments were scheduled to commence on December 2, 2020. The Company received forgiveness of the principal and accrued interest on May 21, 2021. The Company received a second SBA Payroll Protection Program note of $40,762 in March of 2021 which was forgiven in December 2021. (Note 6)	0	36,900
Chase Auto Finance: The note is payable in monthly installments of $356, including interest at 6.44%. The note is secured by a 2017 Jeep Wrangler. The note is due on January 14, 2026 (Note 4).	13,344	17,611
Kubota Credit Corporation, U.S.A: The noninterest bearing note is payable in monthly installments of $188 including interest at 6.97%. The note is secured by a 2017 Kubota Presumer mower. The note was due on November 6, 2021.	0	2,064
David A. and Trudy A. Bateman: The note is payable in monthly installments of $981, including interest at 5.75%. The note is due on September 1, 2030 (Note 4).	79,402	89,179
David A. and Trudy A. Bateman: The note is payable in monthly installments of $850 and $751, respectively, including interest at 5.375% and 5.375%, respectively. (Note 4).	45,001	52,088
Subtotal	693,910	770,546
Less: Current portion	(43,602)	(71,682)
Long-term debt - net	$650,308	$698,864

A summary of principal reductions from long-term debt over the next five and later years is as follows:

Year Ending December 31	2021	2020
2022	$ 43,602	$ 71,682
2023	45,497	54,518
2024	47,482	46,077
2025	47,955	48,082
2026	47,236	50,183
Later Years	462,138	500,004
Totals	$693,910	$ 770,546

NOTE 4 – RELATED PARTY TRANSACTIONS

The Company has entered into financial transactions with the shareholders. The transactions include the financing for the acquisition of the assets of the Companies, the guarantee of certain obligations payable to others and the leasing of agricultural production facilities (Note 2, 3, and 5).

The primary financing for the shareholders to acquire the corporate assets and the related corporate entities were provided by Countrywide Home Loans, Inc. (Countrywide) and the shareholders. The Countrywide financing consisted of a primary residential mortgage for $650,000 and a second position Mortgage with Bank of America in the amount of $97,000 on TMK 013.

The Batemans allocated the Countrywide debt service to the Companies based on their understanding of the relative asset values they determined as of the August 26, 2005 acquisition date for the assets acquired.

The allocation of the initial Countrywide financing as of August 26, 2005 to the Corporate assets were as follows:

Countrywide primary mortgage allocated to corporate assets	$156,800
Bank of America second mortgage allocated to corporate assets	$ 97,000

The remainder of the above debt obligations was determined to be allocated to the Bateman's for purchase of the personal residence and the adjacent secondary residential investment property.

The acquisition investment provided by Mr. and Mrs. Bateman at the acquisition date was primarily classified as "Paid in Capital", which is consistent with the intent of the Batemans for their personal investment to be a long term capital item for the Companies.

The Other Farm, Ltd on June 20, 2011 refinanced existing debt balances payable to the prior business owners, deferred interest on the seller provided financing, working capital, and associated loan fees in the amount of $695,000 to the Hawaii Department of Agriculture. The seller provided financing of $600,000 at the August 26, 2005 business purchase acquisition date.

The seller provided financing provided for the payment of $350,000 towards the purchase of Farm related assts by the Company and $35,000 of accumulated deferred interest on that amount payable to the sellers.

Additionally, the business acquisition transaction provided Mr. and Mrs. Bateman purchasing the outstanding shares of The Other Farm, Ltd. for $250,000. Accumulated deferred interest of $25,000 was owed on the portion of the seller financing allocated to purchase of The Other Farm, Ltd capital stock by Mr. and Mrs. Bateman. The remainder of the $695,000 refinance debt obligation was attributable to loan fees and a working capital infusion of $35,000.

The Companies recorded in a manner consistent with the initial August 26, 2005 business acquisition the portion of the above Hawaii Department of Agriculture refinanced debt. Accordingly, financial statements reflecting the approximately sixty percent (60%) attributable to the original seller provided financing, deferred interest, working capital and the related loan fees. The remainder of the balance owed on the Hawaii Department of Agriculture obligation is attributable to the purchase by Mr. and Mrs. Bateman of the capital stock of The Other Farm, Ltd as noted above.

Management has deemed the above debt balance owed to the Hawaii Department of Agriculture attributable to the purchase of The Other Farm, Ltd capital stock by Mr. and Mrs. Bateman to be a contingent liability.

A summary of the allocation of the Hawaii Department of Agriculture attributable to each benefitting party as of December 31, 2021 and 2020 was as follows:

	December 31	
Payee	2021	2020
Heavenly Hawaiian Farms, Ltd and The Other Farm, Ltd	$312,935	$322,704
David and Trudy Bateman	204,898	210,139
Total outstanding balances	$517,833	$532,843

The Company leases from the shareholders the rights to harvest the coffee cherry from the approximately seven and two/thirds (7.664) acres of coffee trees residing upon the parcel which also includes the personal residence for the Shareholders. The premises are known as Tax Map Key No.: 7-8-009-79.

The lease is a verbal triple net agreement with the Shareholders for $5,000 per month on a month to month basis. In addition, the combined Company is responsible for the Hawaii General Excise Tax (GET) and the Percentage Rent to the "Kamehameha Schools as the beneficiary of the Estate of Bernice Pauahi Bishop" by which 3.5% of the gross income from the Crop Production from the parcel exceeds the minimum annual rent. For the years ended December 31, 2021 and 2020 the minimum annual rent was $1,395 for each year.

The amount paid to the Shareholders for each of the years ended December 31, 2021 and 2020 was $60,000 per year.

NOTE 5 – OPERATING LEASES

The Other Farm, Ltd and the Shareholders lease the agricultural production land and various improvements thereon from the Kamehameha Schools as the beneficiary of the Estate of Bernice Pauahi Bishop (Note 4). Each lease has a required minimum annual rent, plus contingent rentals based on the lessee's other activities as follows:

- 3.5% of the lessee's adjusted gross income from crop production
- Agricultural Processing and Wholesaling percentage based on the annual gross income from these activities (if any) on a sliding scale of 0.5% to 2.5%, and
- Additional activities percentage rent from other lessor approved activities based on the annual gross income from these activities (if any) on a sliding scale of 1.0% to 2.5%

The four (4) current operating leases are for the following leased parcels:

Tax Map Key No.: 7-8-004-004, Lease Number 29,297, the Lessee is The Other Farm, Ltd, the lease term for thirty-five (35) years, effective August 1, 2010 through July 31, 2045 for approximately 11.20 acres, including one (1) farm dwelling. David A. and Trudy A. Bateman have guaranteed this lease.

Tax Map Key No.: 7-8-004-012, Lease Number 29,242, the Lessee is The Other Farm, Ltd, the lease term for thirty-five (35) years, effective June 1, 2009 through May 31, 2044 for approximately 7.20 acres. David A. and Trudy A. Bateman have guaranteed this lease.

Tax Map Key No.: 7-8-004-013, Lease Number 29,321, the Lessee is David A. and Trudy A. Bateman, for which the Batemans assigned to The Other Farm, Ltd the agricultural land and production facility. The lease term for thirty-five (35) years, effective September 1, 2011 through August 31, 2046 for approximately 8.80 acres, including two (2) farm residential dwellings and one (1) barn and coffee processing structure.

The two (2) farm residential dwellings have been retained by the Batemans as their personal residence and an adjoining investment residential property. The dwellings have subsequently been converted for use as housing for the Farm contract employees.

Tax Map Key No.: 7-8-004-015, Lease Number 29,209 the Lessee is The Other Farm, Ltd, the lease term for thirty-five (35) years, effective June 1, 2009 through May 31, 2044 for approximately 10.50 acres. David A. and Trudy A. Bateman have guaranteed this lease.

The following is a schedule of future minimum rental payments for the next five (5) years and later years required under the above operating leases that have initial or remaining non-cancelable lease terms in excess of one (1) year as of December 31, 2021:

	Tax Map Key No. (TMK):				
Year Ending December 31	004	012	013 (Land Only)	015	Annual totals
2022	$ 4,559	$ 1,375	$ 1,681	$ 2,006	$ 9,621
2023	4,559	1,375	1,681	2,006	9,621
2024	4,902	1,440	1,760	2,100	10,202
2025	4,902	1,440	1,760	2,100	10,202
2026	4,902	1,440	1,760	2,100	10,202
Later Years	105,889	27,480	38,418	40,075	211,862
Totals	$129,713	$34,550	$47,060	$50,387	$261,710

The payments by the combined Company pursuant to the operating leases for the years ended December 31, 2021 and 2020 were as follows:

For the year ended December 31, 2021:

	Tax Map Key No. (TMK):					
	4	12	13	15	79	Total
Base Rent	$4,559	$1,375	$1,681	$2,006	$60,000	$69,621
Contingent Rent	177	646	3,097	2,125	0	6,045
Totals	$4,736	$2,021	$4,778	$4,131	$60,000	$75,666

For the year ended December 31, 2020:

	Tax Map Key No. (TMK):					
	4	12	13	15	79	Total
Base Rent	$4,559	$1,375	$1,681	$2,006	$60,000	$69,621
Contingent Rent	243	743	2,276	295	0	3,557
Totals	$4,802	$2,118	$3,957	$2,301	$60,000	$73,178

NOTE 6 – OTHER INCOME

The Company recognized Miscellaneous Income for the years ended December 31, 2021 and 2020 as follows:

Description	2021	2020
Legal settlement	$84,000	$ 0
Forgiveness of PPP loan	77,662	0
USDA crop loss grants	0	91,757
COVID-19 grants	0	37,414
Income from relief of debt	0	16,879
Other	5,688	0
Totals	$167,350	$146,050

NOTE 7 – SUBSEQUENT EVENTS

Management has performed an evaluation of subsequent events as of May 31, 2022, which is the date the financial statements were available to be issued and determined that there have been no events that have occurred that would require adjustments to our disclosures in the combined financial statements.

NOTE 8 – GOING CONCERN

As shown in the accompanying financial statements, the Company incurred a net loss from operations of $166,503 and $348,749 for the years ended December 31, 2021 and 2020, respectively. Additionally, the Company has reported negative cash flows from operations of $184,068 and $134,685 for the years ended December 31, 2021 and 2020, respectively.

The Company's total liabilities exceeded its total assets by $153,756 as of December 31, 2021. These factors, as well as the uncertain conditions the Company faces regarding its recovery from the pandemic, has created substantial doubt about the Company's ability to achieve profitability.

Initial operating losses were broadly anticipated when Heavenly Hawaiian refocused its operations in 2017 from a wholesale distributor of coffee to an agritourism destination and retail seller of coffee and related products. Heavenly Hawaiian entered that agritourism market as a virtual unknown in 2017.

Between 2017 and 2019, Heavenly Hawaiian made significant investments in staffing, facilities and product development in order to build a top-rated retail, agritourism operation. As expected, these investments resulted in short-term operational losses. However, it also achieved the goal of catapulting Heavenly Hawaiian into the first rank of coffee agritourism destinations as evidenced by the company's top customer satisfaction scores from leading rating groups (Google, Yelp!, Trip Advisor), a 12-fold increase in guest traffic to the Farm (to 23,000+ visitors in 2021), and a 20-fold increase in coffee subscription sales.

The pandemic halted this growth and the Company's progress toward profitability. Tourism to the Big Island all but ceased in 2020 eliminating half of the Company's revenues. Wholesale sales of coffee also ended as mainland distributors stopped buying coffee for coffee shops and restaurants that were no longer able to serve guests. These lost revenues totaled hundreds of thousands of dollars.

The 2021 pandemic recovery began slowly in Hawaii. Even during the 2021 recovery, the pandemic imposed significant costs on Heavenly Hawaiian. Management screened outdoor lanais, converting them to fully ventilated office space to enhance airflow for staff safety. They constructed new outdoor tour pavilions and limited guests on the farm to achieve appropriate social distancing and improve guest safely. They repurposed a short-term vacation rental to staff housing to ensure that key Company staff were safe during uncertain times. They shifted from reusable equipment and supplies to much more expensive disposables, increasing both tour safety and tour costs substantially. And they constructed on-site quarantine facilities to house newly-arrived resident farm workers and work-stay and to address any outbreak of COVID that might occur on the farm.

These lost revenues and pandemic-related expenses further halted Heavenly Hawaiian's progress toward profitability. If pandemic conditions were to continue, those conditions and the Company's pre-existing financial performance would present substantial doubt about the Company's ability to continue as a going concern.

Management focused on this challenge late in the second quarter of 2021.

The return of tourists to Hawaii enabled the Company to open new lines of revenue. By mid-2021, Heavenly Hawaiian had become the highest-rated coffee farm in Hawaii. This rating, coupled with the Farm's opening for tourism immediately after pandemic restrictions were lifted, occasioned a spike in guest traffic to the farm. Management capitalized on this traffic by imposing its first-ever admission fees (July 1, 2021), optimizing product pricing, and offering a variety of new, premium on-farm coffee experiences (roasting tours, brewing workshops, etc.).

As a result, Heavenly Hawaiian's on-farm revenues rebounded. Between July 1 and December 31, 2021, on-farm revenues soared to $467,548, a 64% increase over the same months during (pre-pandemic) 2019.

Even more encouraging, the Company's gross profit per guest has increased from just $10.67 per guest in the first half of 2021, to $21.33 during the last half of the year.

Despite this early progress during the last six months of 2021, the Company's on-going viability remains dependent on the continued success of these management changes.

Initial 2022 results are encouraging. On-farm sales have increased approximately 60% from the first four months of 2021 ($191,518) to the same period this year ($308,461). At the same time, gross profits per guest have jumped 23.8% from $21.33 during the last half of 2021 to $26.19 during the period January through April 2022. And both subscription and online sales have shown modest increases.

Management plans to continue the implementation of these new programs throughout 2022. During early 2022, the Company has also launched reforms in purchasing and inventory control to increase efficiency and reduce costs. And at the end of the first quarter of 2022, management announced a hiring freeze in an effort to further limit expense growth.

During Summer 2022, the Company plans to upgrade its on-farm coffee bar, upgrading services and optimizing prices. The Company will also use the busy summer months to test increases in its admission fees for farm guests, aiming for a 50% increase in the per guest fee over late 2021 levels.

Assuming the continued success of the Company's on-farm admission fees, on-farm sales and premium experiences as well as their subscription and online sales together with increases in operating efficiency and limits to the growth of expenses resulting from a hiring freeze, management expects 2022 will provide profitable operating results and a positive cash flow.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

Heavenly Hawaiian is not live or open to the public at this moment.

INVEST IN HEAVENLY HAWAIIAN TODAY!

Hawaii's Best Coffee is Heavenly

Heavenly Hawaiian is one of the highest-rated coffee destinations in one of the most renowned coffee-growing regions in the world — Kona, Hawaii. Our award-winning 100% ...
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This Reg CF offering is made available through StartEngine Capital, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.


Heavenly Hawaiian
100% KONA COFFEE

$0 Raised

REASONS TO INVEST

- High Traffic: We welcomed more than 23,000 guests in both 2021 and 2022.
- Significant Growth: With our multiple revenue stream model, we have achieved year-over-year revenue growth since 2017, even throughout the pandemic. From 2017 through 2022, we achieved a Compound Annual Growth Rate (CAGR) of 28.6%.
- Track Record: We are well-established with 17 years in business and we are led by an intergenerational team that combines industry leaders, seasoned managers, and passionate young innovators.

Invest Now
$2.12 Per Share

RAISED	INVESTORS
$0	0
MIN INVEST	**VALUATION**
$265	$11.09M

OVERVIEW

From a Wholesale Coffee Distributor to an Upscale Agritourism Destination

Heavenly Hawaiian began as a small green coffee wholesale operation in 1998 under different ownership. In 2017, we pivoted to a dynamic farm-to-cup experience with three revenue streams: on-farm retail sales, e-commerce sales, and a coffee club subscription service.


Revenue Growth
after 2017 business pivot
2017 $700,827
2018 $961,852
2019 $1,101,910
2020 $1,212,834
2021 $1,907,486
2022 $2,466,556

Similar to wine, specialty coffee is an artisanal beverage that is enhanced with greater education and sensory exploration. With this in mind, we implemented farm tours, roasting classes, brew workshops, coffee tastings, live coffee roasting, live art demonstrations, and a farm-side, boutique coffee bar.



THE MARKET & OUR TRACTION

Rising Specialty Coffee and Agritourism Demand Combine for Massive Potential

Heavenly Hawaiian's coffee beans exceed the Specialty Coffee Association's stringent quality requirements. The U.S. has the most developed specialty coffee market and specialty coffee has increased its market share from 1% to 25% over the last 20 years. Specialty coffee beverages represent 62% of all cups consumed in the past day, rising from 56% observed in January 2021(Please note that an account is required to access this source).



Though coffee farms are found throughout the Hawaiian islands, it is Kona coffee, from the large island of Hawaii, that is best known and always in high demand.
- National Coffee Association

(source)



Heavenly Hawaiian Awards
Geisha Champagne
1st Place in the 2022 Hawaii Coffee Association Cupping Competition
1st Place in the 2021 Kona Coffee Cupping Competition
Kona Sweet
2nd Place in the 2022 Kona Coffee Cupping Compeition
Kona Bold
1st Place Cup for the Millennium in the Kona Coffee Cupping Contest
1st Place Cream of the Crop - Bold
Kona Coffee Cream of the Crop Cupping Competition
1st Place People's Choice - Silk
Kona Coffee Cream of the Crop Cupping Competition
Grand Champion Creative Category
Hawaii Coffee Association State Cupping Competition
1st Place People's Choice - Silk
Kona Coffee Cream of the Crop Cupping Competition
3rd Place People's Choice - Bold
Kona Coffee Cream of the Crop Cupping Competition
Top 10 Finalist - Silk
State of Hawaii Cupping Competition

Our on-site experiences resonate deeply with our guests, making Heavenly Hawaiian a prime example of a successful agritourism business. The agritourism market was valued at more than $42.4 billion in 2019, and is estimated to exceed $62.9 billion by 2027, registering a CAGR of 13.4% from 2021 to 2027 (source).



Paniolo Roasting Workshop
'Brew your Best Cup' Workshop

Since pivoting our business to retail and agritourism in 2017, our customer base has grown tremendously:

- We have organically achieved **more than 2,000 ratings** with a composite rating **in excess of 4.9 stars** across multiple business review platforms.
- Our large subscriber base is an effective hedge against the inevitable fluctuation of tourist traffic. Despite global travel restrictions during the 2020 pandemic, our revenue grew **10 percent** from 2019 to 2020 thanks to subscription service sales.
- Our email marketing campaign recipients have increased from fewer than 1,000 to over **25,000** in four years. Our campaigns averaged more than **$12,000** in monthly sales in 2022.


Revenue Growth
gross profit per on-site guest
Q3 and Q4
2021
$8.56
Q1 and Q2
2022
$16.01
Q3 and Q4
2022
$20.27

**The above information is based on internal research and management's experience.*

BUSINESS MODEL

A Multi-faceted Model Focused on 'Ohana'

Providing high-quality Kona Coffee will always be a core tenet of our farm, but Heavenly Hawaiian is more than just a coffee provider. Today, we create the ultimate coffee experience. Our mission is to ensure our customers feel like they are a part of our 'Ohana', the Hawaiian word for family.



The implementation of our Farmstay apprenticeship program is a unique key contributor to our business model. Qualified applicants from all over the world come to live and work on the farm, while learning about sustainable coffee farming, Hawaiian culture, and world-class customer service. Farmstay members perform field work, hold customer-facing roles as tour guides and baristas, and are the main drivers for forming genuine relationships with guests, making them feel like Ohana.



Our field team and coffee harvesters are key members of our Ohana, earning starting wages more than twice the national minimum wage with an even higher earning potential during harvest. They preserve the health and cultural significance of the land by conducting tests of our volcanic soil and coffee leaf samples, carefully surveying extant and emerging threats.

WHY INVEST

Heavenly Hawaiian has Demonstrated Market Success and we are Well-positioned to Expand

We have identified four improvements that we believe can enable us to capture new growth opportunities and meet demand:

1. Launch new farm management partnerships with local farmers to scale up our coffee supply by up to 50%.

2. Increase farm automation and productivity with modern, upgraded equipment.

3. Expand and remodel our guest facilities by adding tasting lanais, experience centers, and viewing decks.

4. Upgrade and streamline our Customer Relationship Management and Enterprise Resource Planning systems to increase procurement efficiency, new product development, and marketing.


Heavenly Hawaiian Coffee Farm
32 acres
Est. 2005

For 17 years, Heavenly Hawaiian has never solicited or accepted outside funding, and we have organically achieved success without significant marketing or internal system investments. There are many coffee farms in the Kona Coffee region, but few directly compete with our proven business model and customer base. We invite you to join our Ohana as we aim to be one of the nation's top specialty coffee destinations and providers.


Hawaii's best coffee
is Heavenly

ABOUT

HEADQUARTERS
78-1136 Bishop Rd
Holualoa, HI 96725

WEBSITE
View Site

Heavenly Hawaiian is one of the highest-rated coffee destinations in one of the most renowned coffee-growing regions in the world — Kona, Hawaii. Our award-winning 100% Kona coffee, farm-fresh products, and guest services create the ultimate farm-to-cup experience. We attract thousands of guests from all over the world to our top-rated tours, workshops, and tastings. Since 2017, we have achieved significant year-over-year increases in revenue, and believe that we are poised for a tremendous growth potential.

TEAM



Dave & Trudy Bateman
Founder

Dave founded Heavenly Hawaiian with his wife, Trudy, after retiring from a successful career as an Air Force Colonel, Law partner, and Asst. Attorney General of Washington Dept of Natural Resources. Dave immediately immersed himself in the Kona Coffee community by becoming a CLE Program Developer for Hawaii Agriculture and Labor and continues to be an active board member of the Hawaii Coffee Association and the Kona Coffee Council. Dave's extensive professional experience and passion for specialty coffee has laid the foundation for Heavenly Hawaiian's continuous growth and success.



Bill Myers
CEO

Bill brings 35 years of organizational leadership experience to Heavenly Hawaiian. In his previous career, Bill led a series of national advocacy organizations based in Washington D.C and then joined Heavenly Hawaiian as the General Manager in 2017. Bill architected Heavenly Hawaiian's successful transition from a wholesale model to a retail, agritourism destination. Bill is a prominent member in the Kona Coffee community and serves on the Board of Directors for Destination Kona Coast, a West Hawaii tourism bureau.



Matthew Goldston
CFO

Matthew joined the Heavenly Hawaiian team in 2022 and has been a key contributor to our rapid, financial growth and business pivots. He brings 28 years of experience in accounting in professional services, real estate, manufacturing, distribution, technology, and private equity. Matthew is a trusted decision maker for both short- and long-term financial strategy. Matthew also has his own private family Kona Coffee farm, so he brings a niche perspective on the Kona Coffee industry.



Alex Hollis
Director of Customer Engagement

Alex brings a breadth of knowledge to Heavenly Hawaiian with 11 years of experience in the Food and Beverage industry, with four of those years dedicated to coffee. She holds numerous certifications with the Specialty Coffee Association and is our resident Q grader. Alex also specializes in customer relationship management and manages our subscriber base. Alex graduated from James Madison University with a BA in International Relations with a Focus in Latin America, and has Associates degrees in Culinary Arts and Business Administration.



Samantha Wilson
Director of Marketing

Samantha comes from a dynamic, professional background with seven years of combined experience in Social Media Marketing, Art & Music Event Marketing, Finance Technology Sales, Software Sales and Customer Success. She leads organizational structure and brand audits and manages a team responsible for marketing initiatives, product development, facility aesthetics, and content creation. Samantha graduated from Baylor University with a BBA in Marketing and is a Certified Integrative Nutrition Health Coach.



Brett Strawn
Director of Business Strategy

After traveling to Hawaii for several years, Brett decided to parlay his passions for Hawaii and data analysis into an integral role at Heavenly Hawaiian. With 20 years of professional experience in Logistics, Software Development, and Data Analysis, Brett has transformed Heavenly Hawaiian's business model using data-driven strategies. Brett is a lead creator and trusted decision maker for financial growth strategies and product development. Brett is also an award-winning musician from Dallas, TX.



Jim Johnson
Director of Customer Experience

Jim was the Director of Operations for high-end hospitality groups in Southern California for over 15 years and is an expert in luxury customer service. After being recruited to Heavenly Hawaiian, Jim quickly became an integral part of directing daily operations as well as long-term vision planning and strategizing. Jim brings extensive experience in hotel operations management with specialties in sales, marketing, revenue management, project management, trend forecasting, and customer service training.



Helen Burnett
Director of Farmstay

Helen has been the catalyst behind Heavenly Hawaiian's flagship Farmstay program, evolving and expanding it since participating in the inaugural class of 2018. Helen is the head Farmstay recruiter and brings substantial talent to the farm each year filling key guest experience and field team roles. Helen has six years of combined experience in Customer Success and the Food and Beverage Industry.



Doug McKanna
Director

Doug brings substantial marketing and coffee farming experience to Heavenly Hawaiian and is a key contributor to our growth. Doug worked for Nestle for 20 years and held key roles as Director of Foodservice Marketing, Director of New product development, and Director of Gourmet Coffee Business Operations. He has been developing Kona Coffee farms for 20 years and produces award winning varietals, such as his Geisha Champagne coffee which won 1st Place in the 2021 Kona Coffee Cupping Competition and 1st place in the 2022 Hawaii Coffee Association Cupping Compeition. Doug is also a part owner of Waiki'i Ranch Olive company.

TERMS

Heavenly Hawaiian

Overview

PRICE PER SHARE
$2.12

VALUATION
$11.09M

DEADLINE
Invalid Date

AMOUNT RAISED
$0

Breakdown

MIN INVESTMENT
$265

OFFERING TYPE
Equity

MAX INVESTMENT
$1,234,997.52

ASSET TYPE

SHARES OFFERED
Common Stock

MIN NUMBER OF SHARES OFFERED
4,716

MAX NUMBER OF SHARES OFFERED
582,546

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing →

Offering Memorandum →

Financials

Risks

Company : **Heavenly Hawaiian, Ltd.**

Corporate Address : **78-1136 Bishop Rd, Holualoa, HI 96725**

Offering Minimum : **$9,997.92**

Offering Maximum : **$1,234,997.52**

Minimum Investment Amount (per investor) : **$265.00**

Terms

Offering Type : **Equity**

Security Name : **Common Stock**

Minimum Number of Shares Offered : **4,716**

Maximum Number of Shares Offered : **582,546**

Price per Share : **$2.12**

Pre-Money Valuation : $11,091,840.00

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

Early Bird

Friends and Family - First 72 hours | 15% bonus shares

Super Early Bird - Next 72 hours | 10% bonus

Early Bird Bonus - Next 7 days | 5% bonus shares

Volume

Tier 1 perk - $265 - Heavenly Hawaiian Exclusive Investor Mug

Tier 2 perk - $750 - Heavenly Hawaiian Exclusive Investor T-shirt + Previous Tier

Tier 3 perk - $2,500 - 8 oz of Heavenly Hawaiian 100% Kona Coffee + Previous Tiers

Tier 4 perk - $5,000 - 4 oz of Heavenly Hawaiian Rare Geisha Coffee (1st Place in the 2022 Hawaii Coffee Association Cupping Competition + 1st Place in the 2021 Kona Coffee Cupping Competition) + Previous Tiers

Tier 5 perk - $10,000 - Three-month paid subscription to the Heavenly Hawaiian Coffee Club and one Sweet Sampler pack. 1 lb of 100% Kona coffee will be shipped to you monthly + Previous Tiers

Tier 6 perk - $25,000 - 1% Bonus Shares and a virtual Brew Class with our top coffee experts. You will receive a pack of our specialty coffee samples and brewing hardware for this exclusive class + Previous Tiers

Tier 7 perk - $50,000 - Create your own Heavenly Hawaiian Roast - You will collaborate with our top coffee experts and roasters to create and name your own roast which will be sold as a limited-edition coffee in our on-site shop + Previous Tiers

Tier 8 perk - $100,0000 - The Ultimate Coffee Farm Experience, 3 days in Kona, Hawaii — stay in our Founders' private, guest ohana overlooking the Kona Coast. You will get private tours of the Heavenly Hawaiian estate, participate in all our experience offerings including a roasting class, meet with the field crew and farm managers, and enjoy an oceanside dinner with executive management + Previous Tiers

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

Heavenly Hawaiian will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $2.12 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $212. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any).

Irregular Use of Proceeds

The Company will not incur any irregular use of proceeds.

PRESS

Love Big Island
BIG LIST OF KONA COFFEE TOURS AND TASTINGS ON THE BIG ISLAND

View Article

KCBX
Journeys of Discovery: Heavenly Hawaiian Kona Coffee's distinctive, unique characteristics

View Article

Hawaii Travel with Kids
Heavenly Hawaiian Coffee Farm Tour on the Big Island

View Article

Trip Savvy
The 7 Best Kona Coffee Tours of 2022

View Article

Trip Advisor
2022 Traveler's Choice Award

View Article

Show More Press

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Heavenly Hawaiian is not live or open to the public at this moment.

INVEST IN HEAVENLY HAWAIIAN TODAY!

Hawaii's Best Coffee is Heavenly

Heavenly Hawaiian is one of the highest-rated coffee destinations in one of the most renowned coffee-growing regions in the world — Kona, Hawaii. Our award-winning 100% ...
Show more

This Reg CF offering is made available through StartEngine Capital, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.


Heavenly Hawaiian
100% KONA COFFEE

$0 Raised

REASONS TO INVEST

- High Traffic: We welcomed more than 23,000 guests in both 2021 and 2022.
- Significant Growth: With our multiple revenue stream model, we have achieved year-over-year revenue growth since 2017, even throughout the pandemic. From 2017 through 2022, we achieved a Compound Annual Growth Rate (CAGR) of 28.6%.
- Track Record: We are well-established with 17 years in business and we are led by an intergenerational team that combines industry leaders, seasoned managers, and passionate young innovators.

Invest Now
$2.12 Per Share

RAISED	INVESTORS
$0	0
MIN INVEST	**VALUATION**
$265	$11.09M

OVERVIEW

From a Wholesale Coffee Distributor to an Upscale Agritourism Destination

Heavenly Hawaiian began as a small green coffee wholesale operation in 1998 under different ownership. In 2017, we pivoted to a dynamic farm-to-cup experience with three revenue streams: on-farm retail sales, e-commerce sales, and a coffee club subscription service.


Revenue Growth
after 2017 business pivot
2017 $700,827
2018 $961,852
2019 $1,101,910
2020 $1,212,834
2021 $1,907,486
2022 $2,466,556

Similar to wine, specialty coffee is an artisanal beverage that is enhanced with greater education and sensory exploration. With this in mind, we implemented farm tours, roasting classes, brew workshops, coffee tastings, live coffee roasting, live art demonstrations, and a farm-side, boutique coffee bar.



THE MARKET & OUR TRACTION

Rising Specialty Coffee and Agritourism Demand Combine for Massive Potential

Heavenly Hawaiian's coffee beans exceed the Specialty Coffee Association's stringent quality requirements. The U.S. has the most developed specialty coffee market and specialty coffee has increased its market share from 1% to 25% over the last 20 years. Specialty coffee beverages represent 62% of all cups consumed in the past day, rising from 56% observed in January 2021(Please note that an account is required to access this source).


Though coffee farms are found throughout the Hawaiian islands, it is Kona coffee, from the large island of Hawaii, that is best known and always in high demand.
- National Coffee Association

(source)


Heavenly Hawaiian Awards
Geisha Champagne
1st Place in the 2022 Hawaii Coffee Association Cupping Competition
1st Place in the 2021 Kona Coffee Cupping Competition
Kona Sweet
2nd Place in the 2022 Kona Coffee Cupping Competition
Kona Bold
1st Place Cup for the Millennium in the Kona Coffee Cupping Contest
1st Place Cream of the Crop - Bold
Kona Coffee Cream of the Crop Cupping Competition
1st Place People's Choice - Silk
Kona Coffee Cream of the Crop Cupping Competition
Grand Champion Creative Category
Hawaii Coffee Association State Cupping Competition
1st Place People's Choice - Silk
Kona Coffee Cream of the Crop Cupping Competition
3rd Place People's Choice - Bold
Kona Coffee Cream of the Crop Cupping Competition
Top 10 Finalist - Silk
State of Hawaii Cupping Competition

Our on-site experiences resonate deeply with our guests, making Heavenly Hawaiian a prime example of a successful agritourism business. The agritourism market was valued at more than $42.4 billion in 2019, and is estimated to exceed $62.9 billion by 2027, registering a CAGR of 13.4% from 2021 to 2027 (source).


Paniolo Roasting Workshop
'Brew your Best Cup' Workshop

Since pivoting our business to retail and agritourism in 2017, our customer base has grown tremendously:

- We have organically achieved **more than 2,000 ratings** with a composite rating **in excess of 4.9 stars** across multiple business review platforms.
- Our large subscriber base is an effective hedge against the inevitable fluctuation of tourist traffic. Despite global travel restrictions during the 2020 pandemic, our revenue grew **10 percent** from 2019 to 2020 thanks to subscription service sales.
- Our email marketing campaign recipients have increased from fewer than 1,000 to over **25,000** in four years. Our campaigns averaged more than **$12,000** in monthly sales in 2022.


Revenue Growth
gross profit per on-site guest
Q3 and Q4
2021
$8.56
Q1 and Q2
2022
$16.01
Q3 and Q4
2022
$20.27

**The above information is based on internal research and management's experience.*

BUSINESS MODEL

A Multi-faceted Model Focused on 'Ohana'

Providing high-quality Kona Coffee will always be a core tenet of our farm, but Heavenly Hawaiian is more than just a coffee provider. Today, we create the ultimate coffee experience. Our mission is to ensure our customers feel like they are a part of our 'Ohana', the Hawaiian word for family.



The implementation of our Farmstay apprenticeship program is a unique key contributor to our business model. Qualified applicants from all over the world come to live and work on the farm, while learning about sustainable coffee farming, Hawaiian culture, and world-class customer service. Farmstay members perform field work, hold customer-facing roles as tour guides and baristas, and are the main drivers for forming genuine relationships with guests, making them feel like Ohana.



Our field team and coffee harvesters are key members of our Ohana, earning starting wages more than twice the national minimum wage with an even higher earning potential during harvest. They preserve the health and cultural significance of the land by conducting tests of our volcanic soil and coffee leaf samples, carefully surveying extant and emerging threats.

WHY INVEST

Heavenly Hawaiian has Demonstrated Market Success and we are Well-positioned to Expand

We have identified four improvements that we believe can enable us to capture new growth opportunities and meet demand:

1. Launch new farm management partnerships with local farmers to scale up our coffee supply by up to 50%.

2. Increase farm automation and productivity with modern, upgraded equipment.

3. Expand and remodel our guest facilities by adding tasting lanais, experience centers, and viewing decks.

4. Upgrade and streamline our Customer Relationship Management and Enterprise Resource Planning systems to increase procurement efficiency, new product development, and marketing.


Heavenly Hawaiian Coffee Farm
32 Acres
Est. 2005

For 17 years, Heavenly Hawaiian has never solicited or accepted outside funding, and we have organically achieved success without significant marketing or internal system investments. There are many coffee farms in the Kona Coffee region, but few directly compete with our proven business model and customer base. We invite you to join our Ohana as we aim to be one of the nation's top specialty coffee destinations and providers.


Hawaii's best coffee
is Heavenly

ABOUT

HEADQUARTERS
78-1136 Bishop Rd
Holualoa, HI 96725

WEBSITE
View Site

Heavenly Hawaiian is one of the highest-rated coffee destinations in one of the most renowned coffee-growing regions in the world — Kona, Hawaii. Our award-winning 100% Kona coffee, farm-fresh products, and guest services create the ultimate farm-to-cup experience. We attract thousands of guests from all over the world to our top-rated tours, workshops, and tastings. Since 2017, we have achieved significant year-over-year increases in revenue, and believe that we are poised for a tremendous growth potential.

TEAM



Dave & Trudy Bateman
Founder

Dave founded Heavenly Hawaiian with his wife, Trudy, after retiring from a successful career as an Air Force Colonel, Law partner, and Asst. Attorney General of Washington Dept of Natural Resources. Dave immediately immersed himself in the Kona Coffee community by becoming a CLE Program Developer for Hawaii Agriculture and Labor and continues to be an active board member of the Hawaii Coffee Association and the Kona Coffee Council. Dave's extensive professional experience and passion for specialty coffee has laid the foundation for Heavenly Hawaiian's continuous growth and success.



Bill Myers
CEO

Bill brings 35 years of organizational leadership experience to Heavenly Hawaiian. In his previous career, Bill led a series of national advocacy organizations based in Washington D.C and then joined Heavenly Hawaiian as the General Manager in 2017. Bill architected Heavenly Hawaiian's successful transition from a wholesale model to a retail, agritourism destination. Bill is a prominent member in the Kona Coffee community and serves on the Board of Directors for Destination Kona Coast, a West Hawaii tourism bureau.



Matthew Goldston
CFO

Matthew joined the Heavenly Hawaiian team in 2022 and has been a key contributor to our rapid, financial growth and business pivots. He brings 28 years of experience in accounting in professional services, real estate, manufacturing, distribution, technology, and private equity. Matthew is a trusted decision maker for both short- and long-term financial strategy. Matthew also has his own private family Kona Coffee farm, so he brings a niche perspective on the Kona Coffee industry.



Alex Hollis
Director of Customer Engagement

Alex brings a breadth of knowledge to Heavenly Hawaiian with 11 years of experience in the Food and Beverage industry, with four of those years dedicated to coffee. She holds numerous certifications with the Specialty Coffee Association and is our resident Q grader. Alex also specializes in customer relationship management and manages our subscriber base. Alex graduated from James Madison University with a BA in International Relations with a Focus in Latin America, and has Associates degrees in Culinary Arts and Business Administration.



Samantha Wilson
Director of Marketing

Samantha comes from a dynamic, professional background with seven years of combined experience in Social Media Marketing, Art & Music Event Marketing, Finance Technology Sales, Software Sales and Customer Success. She leads organizational structure and brand audits and manages a team responsible for marketing initiatives, product development, facility aesthetics, and content creation. Samantha graduated from Baylor University with a BBA in Marketing and is a Certified Integrative Nutrition Health Coach.



Brett Strawn
Director of Business Strategy

After traveling to Hawaii for several years, Brett decided to parlay his passions for Hawaii and data analysis into an integral role at Heavenly Hawaiian. With 20 years of professional experience in Logistics, Software Development, and Data Analysis, Brett has transformed Heavenly Hawaiian's business model using data-driven strategies. Brett is a lead creator and trusted decision maker for financial growth strategies and product development. Brett is also an award-winning musician from Dallas, TX.



Jim Johnson
Director of Customer Experience

Jim was the Director of Operations for high-end hospitality groups in Southern California for over 15 years and is an expert in luxury customer service. After being recruited to Heavenly Hawaiian, Jim quickly became an integral part of directing daily operations as well as long-term vision planning and strategizing. Jim brings extensive experience in hotel operations management with specialties in sales, marketing, revenue management, project management, trend forecasting, and customer service training.



Helen Burnett
Director of Farmstay

Helen has been the catalyst behind Heavenly Hawaiian's flagship Farmstay program, evolving and expanding it since participating in the inaugural class of 2018. Helen is the head Farmstay recruiter and brings substantial talent to the farm each year filling key guest experience and field team roles. Helen has six years of combined experience in Customer Success and the Food and Beverage Industry.



Doug McKanna
Director

Doug brings substantial marketing and coffee farming experience to Heavenly Hawaiian and is a key contributor to our growth. Doug worked for Nestle for 20 years and held key roles as Director of Foodservice Marketing, Director of New product development, and Director of Gourmet Coffee Business Operations. He has been developing Kona Coffee farms for 20 years and produces award winning varietals, such as his Geisha Champagne coffee which won 1st Place in the 2021 Kona Coffee Cupping Competition and 1st place in the 2022 Hawaii Coffee Association Cupping Compeition. Doug is also a part owner of Waiki'i Ranch Olive company.

TERMS

Heavenly Hawaiian

Overview

PRICE PER SHARE
$2.12

VALUATION
$11.09M

DEADLINE
Invalid Date

AMOUNT RAISED
$0

Breakdown

MIN INVESTMENT
$265

OFFERING TYPE
Equity

MAX INVESTMENT
$1,234,997.52

ASSET TYPE

SHARES OFFERED
Common Stock

MIN NUMBER OF SHARES OFFERED
4,716

MAX NUMBER OF SHARES OFFERED
582,546

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing

Offering Memorandum

Financials

Risks

Company	:	**Heavenly Hawaiian, Ltd.**
Corporate Address	:	**78-1136 Bishop Rd, Holualoa, HI 96725**
Offering Minimum	:	**$9,997.92**
Offering Maximum	:	**$1,234,997.52**
Minimum Investment Amount (per investor)	:	**$265.00**

Terms

Offering Type	:	**Equity**
Security Name	:	**Common Stock**
Minimum Number of Shares Offered	:	**4,716**
Maximum Number of Shares Offered	:	**582,546**
Price per Share	:	**$2.12**

Pre-Money Valuation : $11,091,840.00

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

Early Bird

Friends and Family - First 72 hours | 15% bonus shares

Super Early Bird - Next 72 hours | 10% bonus

Early Bird Bonus - Next 7 days | 5% bonus shares

Volume

Tier 1 perk - $265 - Heavenly Hawaiian Exclusive Investor Mug

Tier 2 perk - $750 - Heavenly Hawaiian Exclusive Investor T-shirt + Previous Tier

Tier 3 perk - $2,500 - 8 oz of Heavenly Hawaiian 100% Kona Coffee + Previous Tiers

Tier 4 perk - $5,000 - 4 oz of Heavenly Hawaiian Rare Geisha Coffee (1st Place in the 2022 Hawaii Coffee Association Cupping Competition + 1st Place in the 2021 Kona Coffee Cupping Competition) + Previous Tiers

Tier 5 perk - $10,000 - Three-month paid subscription to the Heavenly Hawaiian Coffee Club and one Sweet Sampler pack. 1 lb of 100% Kona coffee will be shipped to you monthly + Previous Tiers

Tier 6 perk - $25,000 - 1% Bonus Shares and a virtual Brew Class with our top coffee experts. You will receive a pack of our specialty coffee samples and brewing hardware for this exclusive class + Previous Tiers

Tier 7 perk - $50,000 - Create your own Heavenly Hawaiian Roast - You will collaborate with our top coffee experts and roasters to create and name your own roast which will be sold as a limited-edition coffee in our on-site shop + Previous Tiers

Tier 8 perk - $100,0000 - The Ultimate Coffee Farm Experience, 3 days in Kona, Hawaii — stay in our Founders' private, guest ohana overlooking the Kona Coast. You will get private tours of the Heavenly Hawaiian estate, participate in all our experience offerings including a roasting class, meet with the field crew and farm managers, and enjoy an oceanside dinner with executive management + Previous Tiers

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

Heavenly Hawaiian will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $2.12 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $212. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any).

Irregular Use of Proceeds

The Company will not incur any irregular use of proceeds.

PRESS

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BIG LIST OF KONA COFFEE TOURS AND TASTINGS ON THE BIG ISLAND

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Journeys of Discovery: Heavenly Hawaiian Kona Coffee's distinctive, unique characteristics

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Trip Savvy
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2022 Traveler's Choice Award

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IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. INVESTMENTS ON STARTENGINE ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

www.StartEngine.com is a website owned and operated by StartEngine Crowdfunding, Inc. ("StartEngine"), which is neither a registered broker-dealer, investment advisor nor funding portal.

Unless indicated otherwise with respect to a particular issuer, all securities-related activity is conducted by regulated affiliates of StartEngine: StartEngine Capital, LLC, a funding portal registered here with the US Securities and Exchange Commission (SEC) and here as a member of the Financial Industry Regulatory Authority (FINRA), or StartEngine Primary, LLC, a broker-dealer registered with the SEC and FINRA/SIPC . You can review the background of our broker-dealer and our investment professionals on FINRA's BrokerCheck here. StartEngine Secondary is an alternative trading system regulated by the SEC and operated by StartEngine Primary, LLC, a broker dealer registered with the SEC and FINRA. StartEngine Primary, LLC is a member of SIPC and explanatory brochures are available upon request by contacting SIPC at (202) 371-8300.

Investment opportunities posted and accessible through the site are of three types:

1) Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Primary, LLC (unless otherwise indicated). 2) Regulation D offerings (Rule 506(c)), which are offered only to accredited investors. These offerings are made through StartEngine Primary, LLC. 3) Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks.

Any securities offered on this website have not been recommended or approved by any federal or state securities commission or regulatory authority. StartEngine and its affiliates do not provide any investment advice or recommendation and do not provide any legal or tax advice with respect to any securities. All securities listed on this site are being offered by, and all information included on this site is the responsibility of, the applicable issuer of such securities. StartEngine does not verify the adequacy, accuracy or completeness of any information. Neither StartEngine nor any of its officers, directors, agents and employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy, or completeness of any information on this site or the use of information on this site. See additional general disclosures here.

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California Investors Only – Do Not Sell My Personal Information (800-317-2200). StartEngine does not sell personal information. For all customer inquiries, please write to contact@startengine.com.

StartEngine's Reg A+ offering is made available through StartEngine Crowdfunding, Inc. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment. For more information about this offering, please view StartEngine's offering circular and risk associated with this offering.

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Samantha (00:01):

Hawaii is known for its relaxing, rejuvenating atmosphere, breathtaking views, unique climates, and the Kona region specifically is known for its virtually perfect coffee.

(00:19):

I'm Samantha, the Director of Marketing at Heavenly Hawaiian, which is a coffee farm and agritourist destination located in Kona on the big island of Hawaii. Our sustainable farming practices breed the best coffee trees and produce our award-winning 100% Kona Coffee.

Bill Myers (00:44):

Aloha. My name is Bill Myers, I'm the CEO here at Heavenly Hawaiian. We bought Heavenly Hawaiian Farms in 2005. Heavenly Hawaiian was a wholesale distributor of coffee at the time, and we continued that model for the next 12 years, growing coffee, selling it to distributors on the mainland, but by 2017, we recognized there was a limit to that model. Great coffee isn't a commodity. You don't wholesale it. It's an artisanal food like, like wine. What that meant was we stopped selling to distributors. We decided we would hand pick every bean, we'd sun-dry them, we'd roast them in small batches.

(01:16):

Now, we were able to do this on a beautiful coffee farm that has become the top rated coffee destination in Hawaii. Through coffee tours, through brewing workshops, through educational classes with extensive coffee tastings, we bring our guests into the farm, we help them to understand the coffee, we share with them great coffee. This pivot to the new business model - it worked.

Brett (01:49):

I'm Brett, I'm the Director of Business Strategy here at Heavenly Hawaiian, and I've been enjoying Kona Coffee since the first time I visited here in 2011. At Heavenly Hawaiian, our revenues have grown every year for the last four years. Our compound annual growth rate over that span is 28%, and this year we're having our best year yet, we've welcomed over 20,000 guests to our farm, and we are projected to increase our revenues by 59% over last year. This type of growth is exceptional for a coffee farm, and we are really excited about the trajectory that we're on.

Alex (02:23):

Kona in particular, is a very unique region. We actually have a special microclimate, and in order to be called Kona Coffee, we have to grow the coffee within Kona. It's a 30 mile by one mile span of space. All of our varietals here on our farm are Arabica coffee, it's all 100% Arabica, but we do grow several different varietals, four here on our farm, including our Geisha, even more rare and we decided to grow it here in the best region in the world.

Samantha (02:57):

The word ohana means family in Hawaiian, and that is exactly what we try to cultivate here at Heavenly Hawaiian. The goal of our brand is to show what the ohana spirit is and spread that giving spirit through coffee, impactful experiences, and personal connections.

Brett (03:17):

Just a few years ago, the lion's share of our revenue was generated through sales here on the farm, but we've since diversified into three mature revenue streams. We have sales on the farm, sales online through our website, and sales through our subscription model coffee club. Our coffee club has grown from under a hundred subscribers just a few years ago to today, over 1500, which has proven to become a tremendous source of recurring revenue for us.

(03:42):

We have a proven business model. The high demand for our products and services now exceeds our capacity. This is an incredible investment opportunity.

Bill Myers (04:02):

Our top-rated coffee tours, our tasting lanais, our educational experiences are all operating at or near capacity. Our award-winning coffees sell out every year. Our management team and business model are proven, and our ohana is growing by leaps and bounds. With your investment that growth is possible, join us and let's grow together.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach
$5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non- personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest either $2,200 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

Heavenly Hawaiian
100% KONA COFFEE

Aloha %FIRSTNAME%,

We're so grateful for the overwhelming excitement and support we've received from our Ohana about our upcoming crowdfunding launch with StartEngine.

Many of you have reached out and told us you're looking forward to checking out all the important business details on our official campaign page.


Keep an eye out for our official launch day email
COMING SOON

We'll also be posting on our website and social media accounts alerting our entire community of our official launch (but because you're on our campaign update email list, you'll be the first to know).

Questions? Email us at investors@heavenlyhawaiian.com and we'll personally get back to you as soon as possible.

See you soon for our official launch!

Mahalo,

Bill

Bill Myers
CEO
and your Heavenly Hawaiian Ohana


FOR THE FIRST TIME
IN FARM HISTORY...

ukladka.studio • Original audio

heavenlyhawaiiancoffee NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.

We have grown tremendously since starting our family business in 2005, and we are excited to announce that we have big plans for the future. We want our Ohana to continue having the best coffee and memorable on-site experiences, so we are eager to take our farm to the next level.

For the first time in farm history, we want to give our Ohana the chance to invest and own a piece of Heavenly Hawaiian!

Equity crowdfunding gives small businesses like ours the opportunity to raise capital from the public. Anyone over the age of 18 has the opportunity to invest. We are so excited for this opportunity and we plan to launch our crowd funding campaign with Start Engine soon.

Interested in becoming a potential investor? Click the link in our bio to sign up for notifications and early access!

#StartEngine #crowdfundingcampaign #coffeefarm #bigislandhawaii #konahawaii

Liked by **warnerbrother95** and **120 others**

JANUARY 30


DISCLAIMER:
NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.

heavenlyhawaiiancoffee • Follow

heavenlyhawaiiancoffee We are so close. Our crowdfunding campaign with StartEngine is approaching quickly. Are you ready?

Questions? Want to learn more? Our crowdfunding email list will provide you with all the updates on our impending launch. Click the link in our bio NOW for early access to our updates.

Keep an eye out for announcements on our official launch date soon! Thanks for riding this wave with us. We love our Ohana ❤️

DISCLAIMER:
NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.

#StartEngine #crowdfunding #crowdfundingcampaign #smallbusinesssupport #supportlocal

2w

25 likes

FEBRUARY 24

As a valuable member of our Ohana, you have the chance to invest and become a co-owner of Heavenly Hawaiian.

Sign up for our email list

Start Engine FAQ

mahalo for your support

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.

LOVE
our coffee farm?

INVEST
in our coffee farm.

As a valuable member of our Ohana, you have the chance to invest and become a co-owner of Heavenly Hawaiian.

Ask a team member for more details

Sign up for our email list

Start Engine FAQ

- NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.

Heavenly Hawaiian
100% KONA COFFEE

Aloha %FIRSTNAME%,

We are so grateful for your support and interest.

Everything we've built over the past 17 years has been with the support of our Ohana, and we're excited to continue that tradition. As we launch our crowdfunding campaign with StartEngine, we believe it marks a new chapter in our remarkable story.
With our launch coming up very soon, your timing couldn't be better.

Our official StartEngine profile will have all the details you need to know about potentially becoming a part-owner in our farm, but we can provide some important information to you now before we launch:

THE FINANCIALS

We are planning our minimum investment to be → **$265**

BONUS SHARES, TIERS, AND PERKS

EARLY BIRD

Earn bonus shares by investing soon after our launch goes live.

FRIENDS AND FAMILY - FIRST 72 HOURS | 15% BONUS SHARES

SUPER EARLY BIRD - NEXT 72 HOURS | 10% BONUS

EARLY BIRD BONUS - NEXT 7 DAYS | 5% BONUS SHARES



Tier 1 - $265
Heavenly Hawaiian Exclusive Investor Mug

Tier 2 - $750
Heavenly Hawaiian Exclusive T-shirt + Previous Tier

Tier 3 - $2,500
8 oz of Heavenly Hawaiian 100% Kona Coffee + Previous Tiers

Tier 4 - $5,000
4 oz of Heavenly Hawaiian Rare Geisha Coffee + Previous Tiers

Tier 4 - $5,000
4 oz of Heavenly Hawaiian Rare Geisha Coffee + Previous Tiers

TIER 5 - $10,000
Three-month paid subscription to the Heavenly Hawaiian Coffee Club and one Sweet Sampler pack. 1 lb of 100% Kona coffee will be shipped to you monthly
+ Previous Tiers

Tier 6 - $25,000
1% Bonus Shares and a virtual brew class with our top coffee experts. We'll send you a sample pack of our specialty coffees along with new brewing hardware for this exclusive class + Previous Tiers

Tier 7 - $50,000
Create your own Heavenly Hawaiian Roast. You'll collaborate with our top coffee experts and roasters to create and name your own roast, which will be sold as a limited-edition roast in our onsite shop + Previous Tiers

TIER 8 - $100,000
The Ultimate Coffee Farm Experience + Previous Tiers

- → Three days in Kona
- → Stay in our founder's private guest Ohana
- → Private tour of the Heavenly Hawaiian estate
- → Participation in all guest experiences including a roasting class
- → Meet with the field crew and farm managers
- → Oceanside dinner with executive management

HOW YOUR INVESTMENT CAN HELP

1. *Launching new farm management partnerships with local farmers to scale our coffee supply*
2. *Increasing farm automation with new equipment*
3. *Expanding and remodeling our facilities to accommodate more guests and experiences*

With your help, we hope to knock these items off our to-do list, and continue to expand our presence as one of Hawaii's top agritourism destinations.

Thank you for your interest and your support in helping us reach our goals. Keep an eye out for an email announcing that our campaign is officially live.

See you soon for our launch!

Bill

Bill Myers
CEO
Heavenly Hawaiian

Aloha %FIRSTNAME%,

Since starting our family business in 2005, we've been humbled and blown away not just by our growth, but from the support of our Ohana. Our support from you.

And since you're a {longtime friend} {family member} {member of our Ohana and supporter of Heavenly Hawaiian}, I wanted you to be the first to know about what's next for us — and about an opportunity for you.

You have made us one of the top-rated coffee farms in Kona, our goal is to continue to exceed our guests' expectations both with our coffee and our on-site experiences.

To further that goal, we're launching a campaign with Start Engine to give you the chance to invest and become a co-owner of Heavenly Hawaiian.

Pre-IPO investment opportunities are typically reserved for institutional investors. But an equity crowdfunding approach gives us an opportunity to continue building with you — one of the people who helped us get here.

I'll send more information as we get closer to launching, but I wanted to make sure you knew about the opportunity ahead of time.

If you're interested in becoming an investor and a part owner in our little slice of Hawaiian paradise, click here to sign up for early updates with absolutely zero commitment.

All the best,

Bill Myers, CEO and Alex Hollis, Director of Customer Engagement
Heavenly Hawaiian

P.S. What is equity crowdfunding?

Regulation Crowdfunding gives eligible companies an opportunity to raise capital from individual investors. Investors hold partial ownership in the company and have the opportunity to benefit if the company does well.

In the past, a startup could only offer and sell its securities to accredited investors and then only if it complied with complex federal and state registration requirements. Under the JOBS Act, the general public can now invest in capital raising by start-up companies.

Aloha %FIRSTNAME%,

Since starting our family business in 2005, we've been humbled and blown away not just by our growth, but from the support of our Ohana. Our support from you.

And since you're a {longtime friend} {family member} {member of our Ohana and supporter of Heavenly Hawaiian}, I wanted you to be the first to know about what's next for us — and about an opportunity for you.

You have made us one of the top-rated coffee farms in Kona, our goal is to continue to exceed our guests' expectations both with our coffee and our on-site experiences.

To further that goal, we're launching a campaign with Start Engine to give you the chance to invest and become a co-owner of Heavenly Hawaiian.

Pre-IPO investment opportunities are typically reserved for institutional investors. But an equity crowdfunding approach gives us an opportunity to continue building with you — one of the people who helped us get here.

I'll send more information as we get closer to launching, but I wanted to make sure you knew about the opportunity ahead of time.

If you're interested in becoming an investor and a part owner in our little slice of Hawaiian paradise, click here to sign up for early updates with absolutely zero commitment.

All the best,



Bill Myers
CEO
Heavenly Hawaiian

P.S. What is equity crowdfunding?

Regulation Crowdfunding gives eligible companies an opportunity to raise capital from individual investors. Investors hold partial ownership in the company and have the opportunity to benefit if the company does well.

In the past, a startup could only offer and sell its securities to accredited investors and then only if it complied with complex federal and state registration requirements. Under the JOBS Act, the general public can now invest in capital raising by start-up companies.

Heavenly Hawaiian
100% KONA COFFEE

Aloha %FIRSTNAME%,

As we prepare for our upcoming launch, our goal is to share as much information as possible with you.


TODAY, WE'RE COVERING SOME OF THE FINANCIALS OF YOUR INVESTMENT OPPORTUNITY:
We're planning for our minimum investment to be just
$265

Next week, you'll receive information about Early Bird investing (including how you can earn bonus shares) along with details on investor tiers and perks.

Mahalo for your support.

Bill

Bill Myers
CEO
Heavenly Hawaiian

P.S. Most investors have a simple question — "Why should I invest?" As part of the emails you'll receive, we're including a few helpful data points to help you evaluate your investment opportunity.

Reason #1: *Significant Growth:* **With our multiple revenue stream model, we've achieved year-over-year revenue growth since 2017 — even through the pandemic.**

From 2017 - 2022, we achieved a Compound Annual Growth Rate (CAGR) of 28.6%.

Aloha %FIRSTNAME%,

We're just a few weeks out from our equity crowdfunding launch.

As promised, today we're sending some information we're excited about — details on investor tiers and perks, including info about how you can earn bonus shares. We're working hard to finalize all this right now. Here's the current plan:

Early bird

Earn bonus shares by investing soon after our launch goes live.

Friends and Family - First 72 hours | 15% bonus shares

Super Early Bird - Next 72 hours | 10% bonus

Early Bird Bonus - Next 7 days | 5% bonus shares

INVESTOR TIERS AND PERKS



Tier 1 - $265
Heavenly Hawaiian Exclusive Investor Mug

Tier 2 - $750
Heavenly Hawaiian Exclusive T-shirt + Previous Tier

Tier 3 - $2,500
8 oz of Heavenly Hawaiian 100% Kona Coffee + Previous Tiers

Tier 4 - $5,000
4 oz of Heavenly Hawaiian Rare Geisha Coffee + Previous Tiers

Tier 5 - $10,000
Three-month paid subscription to the Heavenly Hawaiian Coffee Club and one Sweet Sampler pack. 1 lb of 100% Kona coffee will be shipped to you monthly + Previous Tiers

Tier 6 - $25,000
1% Bonus Shares and a virtual brew class with our top coffee experts. We'll send you a sample pack of our specialty coffees along with new brewing hardware for this exclusive class + Previous Tiers

Tier 7 - $50,000
Create your own Heavenly Hawaiian Roast. You'll collaborate with our top coffee experts and roasters to create and name your own roast, which will be sold as a limited-edition roast in our onsite shop + Previous Tiers

Tier 8 - $100,000
The Ultimate Coffee Farm Experience + Previous Tiers

→ Three days in Kona
→ Stay in our founder's private guest Ohana
→ Private tour of the Heavenly Hawaiian estate
→ Participation in all guest experiences including a roasting class
→ Meet with the field crew and farm managers
→ Oceanside dinner with executive management

Next week, you'll receive information about how we plan on using the proceeds of our capital raise, including visions for partnerships with local farmers, increased automation, and new high-end experiences.

Mahalo for your continued support.

All the best,

Bill Myers
CTO
Heavenly Hawaiian

P.S. Most investors have the same question — "Why should I invest?"

Reason #2: *High Traffic:* We welcomed more than 23,000 guests in 2021 and 2022.

Heavenly Hawaiian
100% KONA COFFEE

Aloha %FIRSTNAME%,

We're just days away from our launch and couldn't be more excited. If you're reading this email, we have more information to share, but wanted to take this opportunity again to say *thank you.*

Thank you for growing with us, thank you for supporting us, and thank you for your interest in helping us with what's next.

Our offering goal for our raise is about $1,235,000. With your help, we hope to direct our proceeds to a few different areas, including:

1. Launching new farm management partnerships with local farmers to scale our coffee supply

We've already negotiated 10-20 year partnerships projected to help increase our coffee production by 50%.




2. Increasing farm automation

Upgraded equipment will increase our productivity, saving on costs for coffee production.




3. Expanding and enhancing our facilities

We plan to remodel and expand our current facilities, adding tasting lanais, experience centers, and viewing decks, helping us accommodate more guests and launch additional high-end experiences and tours.




With your help, we hope to knock these items off our to-do list, and continue to expand our presence as one of Hawaii's top agritourism destinations.

See you in a few days for our launch!

All the best,

Bill

Bill Myers
CEO
Heavenly Hawaiian

P.S. Most investors have the same question — "Why should I invest?"

Reason #3: *Track Record:* **We're well established with 17 years in business and are led by an intergenerational team that combines industry leaders, seasoned managers, and young innovators.**


LOVE
Our Coffee Farm?
INVEST
in our Coffee Farm.
Click the link in our bio to learn more about our crowdfunding campaign.
NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.
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Early Bird
Friends and Family
First 72 hours | 15% bonus shares
Super Early Bird
Next 72 hours | 10% bonus shares
Early Bird Bonus
Next 7 days | 5% bonus shares
NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.

Exclusive Incentives

Tier 1 - $265

Heavenly Hawaiian Exclusive Investor Mug

Tier 2 - $750

Heavenly Hawaiian Exclusive T-shirt + Previous Tier

Tier 3 - $2,000

8 oz of Heavenly Hawaiian 100% Kona + Previous Tiers

Tier 4 - $5,000

4 oz of Heavenly Hawaiian Rare Geisha Coffee + Previous Tiers

Tier 5 - $10,000

Six Month paid subscription to the Heavenly Hawaiian Coffee Club - 1lb of 100% Kona coffee will be shipped to you monthly + Previous Tiers

Tier 6 - $25,000

1% Bonus Shares and a Virtual Brew Class with our top Coffee Experts.

You will receive a pack of our specialty coffee samples and brewing hardware for this exclusive class + Previous Tiers

Tier 7 - $50,000

Create your own Heavenly Hawaiian Roast

You will collaborate with our top coffee experts and the only Specialty Coffee Association-certified roasters on the Island to create and name your own roast which will be sold as a limited edition roast in our onsite shop + Previous Tiers

Tier 8 - $100,000

The Ultimate Coffee Farm Experience

3 days in Kona, Hawaii - stay in our Founders' private, guest ohana overlooking the Kona Coast. You will get private tours of the Heavenly Hawaiian estate, participate in all our experience offerings including a roasting class, meet with the field crew and farm managers, and enjoy an oceanside dinner with executive management + Previous Tiers

Heavenly Hawaiian Farms
Published by Later · February 13 at 11:00 AM ·

We couldn't be who we are as a farm without you, our Ohana. The coffee, the tours, the farm experience, it's all for you! Our crowdfunding campaign with Start Engine is approaching and we want you to be aware of all the awesome perks we have for our potential investors.

If you want to be added to our email list to get early access and important campaign updates, click the link below.
https://heavenlyhawaiian.activehosted.com/f/20

DISCLAIMER:
NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.



Early Bird
Friends and Family
First 72 hours | 15% bonus shares
Super Early Bird
Next 72 hours | 10% bonus shares



Exclusive Incentives
TIER 1 - $265
Heavenly Hawaiian Exclusive Investor Mug
TIER 2 - $750
Heavenly Hawaiian Exclusive T-shirt + Previous Tier
TIER 3 - $2,000
8 oz of Heavenly Hawaiian 100% Kona + Previous Tiers
TIER 4 - $5,000
4 oz of Heavenly Hawaiian Rare Geisha Coffee + Previous Tiers
TIER 5 - $10,000
Six Month paid subscription to the Heavenly Hawaiian Coffee Club - 1lb of 100% Kona coffee will be shipped to you monthly + Previous Tiers



TIER 6 - $25,000
7% Bonus Shares and a Virtual Brew Class with our top Coffee Experts.
You will receive a pack of our specialty coffee samples and brewing hardware for this exclusive class + Previous Tiers
TIER 7 - $50,000
Create your own Heavenly Hawaiian Roast
You will collaborate with our top coffee experts and the only Specialty Coffee Association-certified roasters on the island to create and name your own roast which will be sold as a limited edition roast in our onsite shop + Previous Tiers
TIER 8 - $100,000
The Ultimate Coffee Farm Experience
3 days in Kona, Hawaii - stay in our Founders' private, guest ohana overlooking the Kona Coast. You will get private tours of the Heavenly Hawaiian estate, participate in all our experience offerings including a roasting class, meet with the field crew and farm managers, and enjoy an oceanside dinner with executive management + Previous Tiers

Heavenly Hawaiian Farms
Published by Later · February 7 at 11:02 AM ·

DISCLAIMER: NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.

Did you know that our farm started in 2005 as a green bean wholesale operation? Our amazing owners Dave and Trudy wanted to start educating people on the importance of sustainable coffee farming, so they started implementing small farm tours. Over the years, more
employees joined, we added more tours and classes, and we started roasting our beans to create the unique notes and award-winning flavors we still have today.

In 2018, we launched our well-known Farm-Stay program which transformed Heavenly Hawaiian. Young adults from all over the world apply to come live on the farm and learn about coffee farming, agritourism, and Hawaiian culture. Farm-stay members get to lead tours and have a positive impact on our guests' experience. They get to adventure all over the island together, form lifelong friendships, and truly become Ohana.

You can help us continue our traditions and become a part of our history by becoming an investor in our farm.

Click the link below to sign up for more information on becoming an investor.
https://heavenlyhawaiian.activehosted.com/f/20


HEAVENLY
HAWAIIAN
FARMS





Heavenly Hawaiian Farms
Published by Later · February 2 at 11:00 AM ·

Just a few days ago we announced our plans to launch a crowdfunding campaign with Start Engine. Today, we want to tell you some more details about our campaign and the Start Engine platform.

On StartEngine's platform, you support early-growth companies like ours that you are passionate about. This is different from helping a company raise money on Kickstarter. You aren't buying products or merch. You are buying a piece of a company and helping it grow. In time, you may make a profit on your investment if the company grows and becomes more successful, and your investment holdings become worth more.

The companies you see on the Start Engine platform are less than 1% of the companies that apply to raise. We are thrilled to be a part of this 1%.

Anyone over the age of 18, regardless of wealth, can invest in our campaign. In the past, a startup could only offer and sell its securities to accredited investors and then only if it complied with complex federal and state registration requirements. Under the JOBS Act, the general public can now invest in capital raising by start-up companies.

We are planning our minimum investment to be $265 and all investors, large or small, are welcome.
We have lots of early investor perks and incentives that we are excited to share more about soon!

Click the link below to be the first to get early notifications and investing information!
https://heavenlyhawaiian.activehosted.com/f/20

DISCLAIMER: NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.


Our farm is thrilled to be launching a crowdfunding campaign through StartEngine.
OUR OHANA WILL HAVE THE CHANCE TO INVEST AND OWN A PIECE OF OUR BUSINESS.
NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.

Heavenly Hawaiian Farms
Published by Later · January 30 at 11:01 AM ·

DISCLAIMER: NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.

For the first time in farm history, we want to give our Ohana the chance to invest and own a piece of Heavenly Hawaiian!

Thanks to our loyal supporters and Ohana, we have grown tremendously since starting our family business in 2005. We want our Ohana to continue having the best coffee and memorable on-site experiences, so we are eager to take our farm to the next level.

Equity crowdfunding gives small businesses like ours the opportunity to raise capital from the public. Anyone over the age of 18 has the opportunity to invest. We are so excited for this opportunity and we plan to launch our crowd funding campaign with Start Engine soon.

Interested in becoming a potential investor? Click the link below to sign up for notifications and early access!
https://heavenlyhawaiian.activehosted.com/f/20


FOR THE FIRST TIME
IN FARM HISTORY...
We are giving YOU, our loyal supporters
and Ohana, the chance to invest and own
a piece of Heavenly Hawaiian.

Heavenly Hawaiian Farms
February 24 at 11:01 AM ·

DISCLAIMER:
NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.

We are so close. Our crowdfunding campaign with StartEngine is approaching quickly. Are you ready?

Questions? Want to learn more? Our crowdfunding email list will provide you with all the updates on our impending launch. Click this link NOW for early access to our updates👇
https://heavenlyhawaiian.activehosted.com/f/20

Keep an eye out for announcements on our official launch date soon! Thanks for riding this wave with us. We love our Ohana❤️



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heavenlyhawaiiancoffee NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST
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Heavenly Hawaiian Crowdfunding FAQ

What are we doing?

We are planning to launch a crowdfunding Campaign through StartEngine. We are trying to raise approximately $1,235,000.

What is StartEngine?

StartEngine is an equity crowdfunding platform that connects startups with investors. Unlike a platform like Kickstarter, you're not buying products or merch. With StartEngine, you're actually buying a piece of a company and helping it grow. In time, you may make a profit on your investment if the company grows and becomes more successful. You do not need to be an accredited investor to participate — anyone over 18 can invest.

Visit Startengine.com to learn more about their platform and check out their investor FAQs.

Is there a minimum investment?

Our aim is to make investing with us accessible to as many people as possible so we expect our minimum investment to be as little as $265. We will have early bird investor perks and incentives too!

What are you planning on using the proceeds for?

- Launch new farm management partnerships with local farmers to scale up our coffee supply
- New farm equipment
- Expand and remodel our guest facilities
- Upgrade internal CRM and ERP systems

When are you launching your campaign?

Soon! Get notified about our official launch date by signing up for our potential investor email list or check our website and social media for periodic updates.

Why should I invest in Heavenly Hawaiian?

We will have all the important financial details on our official campaign page when we officially launch. Due to SEC regulations, we are limited on what we can share before launch, but we can provide the following info now:

Revenue Growth With our multiple revenue stream model, we've achieved year-over-year revenue growth since 2017 — even through the pandemic. From 2017–2022, we achieved a compound annual growth rate (CAGR) of 28.6%

High Traffic We welcomed more than 23,000 guests in 2021 and 2022.

Track Record We're well established with 17 years in business and are led by an intergenerational team that combines industry leaders, seasoned managers, and young innovators.

Growing Agritourism Market The agritourism market was valued at $42.4 billion in 2019, and is estimated to exceed $62.9 billion by 2027.

I'm interested! How do I invest?

We will send easy step-by-step instructions to our potential investor email list. You can also search for our business, Heavenly Hawaiian, on Startengine.com once our campaign is live.

Click HERE to sign up for our potential investor email list. You will receive important information and updates about our launch.

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.

(833) 447 8625 investors@heavenlyhawaiian.com heavenlyhawaiian.com


TIER 6 - $25,000
1% Bonus Shares and a Virtual Brew Class with our top Coffee Experts.
You will receive a pack of our specialty coffee samples and brewing hardware for this exclusive class + Previous Tiers
TIER 7 - $50,000
Create your own Heavenly Hawaiian Roast
You will collaborate with our top coffee experts and the only Specialty Coffee Association-certified roasters on the Island to create and name your own roast which will be sold as a limited edition roast in our onsite shop + Previous Tiers
TIER 8 - $100,000
The Ultimate Coffee Farm Experience
3 days in Kona, Hawaii - stay in our Founders' private, guest ohana overlooking the Kona Coast. You will get private tours of the Heavenly Hawaiian estate, participate in all our experience offerings including a roasting class, meet with the field crew and farm managers, and enjoy an oceanside dinner with executive management + Previous Tiers
NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.

heavenlyhawaiiancoffee

heavenlyhawaiiancoffee Your support means the world to us. The coffee, the tours, the farm experience, it's all for you, our Ohana. Our crowdfunding campaign with Start Engine is approaching and we want you to be aware of all the awesome perks we have for our potential investors.

If you want to be added to our email list to get early access and important campaign updates, click the link in our bio.

DISCLAIMER:
NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.

1w

heavenlyhawaiiancoffee #StartEngine #crowdfundingcampaign #smallbusiness #coffeefarm #equitycrowdfunding

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FEBRUARY 13


THE GOOD STUFF:
Investor Perks And Incentives
NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.

heavenlyhawaiiancoffee

heavenlyhawaiiancoffee Your support means the world to us. The coffee, the tours, the farm experience, it's all for you, our Ohana. Our crowdfunding campaign with Start Engine is approaching and we want you to be aware of all the awesome perks we have for our potential investors.

If you want to be added to our email list to get early access and important campaign updates, click the link in our bio.

DISCLAIMER:
NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.

1w

heavenlyhawaiiancoffee #StartEngine #crowdfundingcampaign #smallbusiness #coffeefarm #equitycrowdfunding

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FEBRUARY 13


Exclusive Incentives
TIER 1 - $265
Heavenly Hawaiian Exclusive Investor Mug
TIER 2 - $750
Heavenly Hawaiian Exclusive T-shirt + Previous Tier
TIER 3 - $2,000
8 oz of Heavenly Hawaiian 100% Kona + Previous Tiers
TIER 4 - $5,000
4 oz of Heavenly Hawaiian Rare Geisha Coffee + Previous Tiers
TIER 5 - $10,000
Six Month paid subscription to the Heavenly Hawaiian Coffee Club - 1lb of 100% Kona coffee will be shipped to you monthly + Previous Tiers
NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.

heavenlyhawaiiancoffee Your support means the world to us. The coffee, the tours, the farm experience, it's all for you, our Ohana. Our crowdfunding campaign with Start Engine is approaching and we want you to be aware of all the awesome perks we have for our potential investors.

If you want to be added to our email list to get early access and important campaign updates, click the link in our bio.

DISCLAIMER:
NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.

1w

heavenlyhawaiiancoffee #StartEngine #crowdfundingcampaign #smallbusiness #coffeefarm #equitycrowdfunding

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FEBRUARY 13


Early Bird
Friends and Family
First 72 hours | 15% bonus shares
Super Early Bird
Next 72 hours | 10% bonus shares
Early Bird Bonus
Next 7 days | 5% bonus shares
NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.

heavenlyhawaiiancoffee Your support means the world to us. The coffee, the tours, the farm experience, it's all for you, our Ohana. Our crowdfunding campaign with Start Engine is approaching and we want you to be aware of all the awesome perks we have for our potential investors.

If you want to be added to our email list to get early access and important campaign updates, click the link in our bio.

DISCLAIMER:
NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.

1w

heavenlyhawaiiancoffee #StartEngine #crowdfundingcampaign #smallbusiness #coffeefarm #equitycrowdfunding

1w Reply

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Liked by **bellahorrocks** and **35 others**

FEBRUARY 13

WHAT IS START ENGINE?

On StartEngine's platform, you support early-growth companies like ours that you are passionate about. This is different from helping a company raise money on Kickstarter. You aren't buying products or merch. You are buying a piece of a company and helping it grow. In time, you may make a profit on your investment if the company grows and becomes more successful, and your investment holdings become worth more.

Visit startengine.com to learn more about how they help small businesses and investors.

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.

heavenlyhawaiiancoffee Your continuous support fills up our (coffee) cup and we want to offer our loyal Ohana the opportunity to grow with us🙌🏻

We are so excited to announce that we plan to launch a crowdfunding campaign through Start Engine within the next few weeks.

Click the link in our bio to sign up for early notifications!

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.

3w

kgkpvfh Send pic on 📸 @Supportwomenbusiness_

3w Reply

heavenlyhawaiiancoffee #StartEngine #smallbusiness #equitycrowdfunding #crowdfunding #konacoffee

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FEBRUARY 2


The companies you see on the Start Engine platform are less than 1% of the companies that apply to raise.
WE ARE THRILLED TO BE A PART OF THIS 1%.
NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.

heavenlyhawaiiancoffee Your continuous support fills up our (coffee) cup and we want to offer our loyal Ohana the opportunity to grow with us🙌🏻

We are so excited to announce that we plan to launch a crowdfunding campaign through Start Engine within the next few weeks.

Click the link in our bio to sign up for early notifications!

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.

3w

kgkpvfh Send pic on 📸 @Supportwomenbusiness_

3w Reply

heavenlyhawaiiancoffee #StartEngine #smallbusiness #equitycrowdfunding #crowdfunding #konacoffee

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ANYONE OVER THE AGE OF 18 CAN INVEST IN OUR CAMPAIGN.
In the past, a startup could only offer and sell its securities to accredited investors. Under the JOBS Act, the general public can now invest in capital raising by start-up companies.
NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.

heavenlyhawaiiancoffee Your continuous support fills up our (coffee) cup and we want to offer our loyal Ohana the opportunity to grow with us🙌🏻

We are so excited to announce that we plan to launch a crowdfunding campaign through Start Engine within the next few weeks.

Click the link in our bio to sign up for early notifications!

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.

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heavenlyhawaiiancoffee #StartEngine #smallbusiness #equitycrowdfunding #crowdfunding #konacoffee

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We are planning our minimum investment to be
$265
ALL INVESTORS, LARGE OR SMALL, ARE WELCOME.
We have lots of early investor perks and incentives coming soon!
NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.

heavenlyhawaiiancoffee Your continuous support fills up our (coffee) cup and we want to offer our loyal Ohana the opportunity to grow with us🙌🏻

We are so excited to announce that we plan to launch a crowdfunding campaign through Start Engine within the next few weeks.

Click the link in our bio to sign up for early notifications!

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.

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heavenlyhawaiiancoffee #StartEngine #smallbusiness #equitycrowdfunding #crowdfunding #konacoffee

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Click the link in our bio to be the first to get early notifications and investing information!
NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.

heavenlyhawaiiancoffee Your continuous support fills up our (coffee) cup and we want to offer our loyal Ohana the opportunity to grow with us🙌🏻

We are so excited to announce that we plan to launch a crowdfunding campaign through Start Engine within the next few weeks.

Click the link in our bio to sign up for early notifications!

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.

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kgkpvfh Send pic on 📸 @Supportwomenbusiness_

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heavenlyhawaiiancoffee #StartEngine #smallbusiness #equitycrowdfunding #crowdfunding #konacoffee

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FEBRUARY 2

Our farm is thrilled to be launching a crowdfunding campaign through StartEngine.

OUR OHANA WILL HAVE THE CHANCE TO INVEST AND OWN A PIECE OF OUR BUSINESS.

So what is Start Engine? →

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.

heavenlyhawaiiancoffee

heavenlyhawaiiancoffee Your continuous support fills up our (coffee) cup and we want to offer our loyal Ohana the opportunity to grow with us🙌🏻

We are so excited to announce that we plan to launch a crowdfunding campaign through Start Engine within the next few weeks.

Click the link in our bio to sign up for early notifications!

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.

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heavenlyhawaiiancoffee #StartEngine #smallbusiness #equitycrowdfunding #crowdfunding #konacoffee

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INVEST IN YOUR FAVORITE KONA COFFEE FARM

We are planning a crowdfunding campaign through StartEngine! Want to learn more?

Sign up for our email list and be the first to receive important updates and information about our upcoming investment opportunities.

First Name

Type your first name

Last Name

Type your last name

Email*

Type your email

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SHARES IS SIMPLY AN INDICATION OF INTEREST.

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REQUIRED DISCLAIMER:
NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.

Tom Misch • It Runs Through Me (feat. De La Soul)

heavenlyhawaiiancoffee Flashback! Our farm started in 2005 as a green bean wholesale operation that was run by our amazing owners Dave + Trudy. Dave + Trudy wanted to start educating people on the importance of sustainable coffee farming, so they started implementing small farm tours. Over the years, more employees joined, we added more tours and classes, and we started roasting our beans to create the unique notes and award-winning flavors we still have today.

2018 was a transformational year for the farm when we launched our well-known Farm-Stay program. Young adults from all over the world apply to come live on the farm and learn about coffee farming, agritourism, and Hawaiian culture. Farm-stay members get to lead tours and have a positive impact on our guests' experience. They get to adventure all over the island together, form lifelong friendships, and truly become Ohana.

You can help us continue our traditions and become a part of our history by becoming an investor in our farm.

Check out our story highlights and Instagram guide for more details and click the link in the bio to sign up for more information.

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.

#StartEngine #crowdfunding #crowdfundingcampaign #equitycrowdfunding #growwithus

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LOVE
our Coffee Farm?
INVEST
in our Coffee Farm.
Click the LEARN MORE button to learn about our crowdfunding campaign.
NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.

Heavenly Hawaiian, LTD.

Hawaii's best coffee is Heavenly

Heavenly Hawaiian
100% KONA COFFEE

Aloha %FIRSTNAME%,

Three days ago, I sent you an email about an opportunity to invest with us and become a
co-owner of Heavenly Hawaiian.

Since this is a little different than most emails you receive, we wanted to share exactly what we're doing and why you might be interested.

What We're Doing

We're launching an equity crowdfunding campaign through StartEngine — an equity crowdfunding platform that connects startups with investors.

On StartEngine, you support early-growth companies by buying a piece of a company and helping it grow. In time, you may make a profit on your investment if the company grows and becomes more successful, and your investment holdings become worth more.

Among the companies who apply to raise with StartEngine, fewer than 1% are put on the platform!

Why You Might Be Interested in Investing

→ **Reason #1: Significant Growth**
With our multiple revenue stream model, we've achieved year-over-year revenue growth since 2017, even through the pandemic. From 2017 - 2022, we achieved a Compound Annual Growth Rate (CAGR) of 28.6%

→ **Reason #2: High Traffic**
We welcomed more than 23,000 guests in 2021 and 2022.

→ **Reason #3: Track Record**
We're well established with 17 years in business and are led by an intergenerational team that combines industry leaders, seasoned managers, and young innovators.

If you'd like to receive more information about our launch and to receive key updates with zero commitment.

CLICK HERE

If you'd like to unsubscribe from emails about our crowdfunding campaign, we understand! Just click here.

Whatever you prefer, we again want to say a sincere thank you for being part of our Ohana and for helping us get to this point in our journey.

All the best,

Bill Myers
CEO
Heavenly Hawaiian

Heavenly Hawaiian
100% KONA COFFEE

Aloha %FIRSTNAME%,

A few days ago, I sent you an email about Heavenly Hawaiian's crowdfunding campaign and your opportunity to invest and potentially benefit if we continue to grow.

As one of the top agritourism destinations on the Big Island, we're passionate about continuing to support our local community and expand the experiences for guests who visit our farm.



As we look to the future, we're excited about our position in the agritourism market, which was valued at $42.4 billion in 2019, and is estimated to exceed $62.9 billion by 2027.

If you'd like to own a piece of our farm while supporting our growth efforts, we're sharing important updates with our existing group of interested investors as our crowdfunding launch date grows closer.

If you'd like to unsubscribe from emails about our crowdfunding campaign, we understand! Just click here.

WANT TO JOIN OUR POTENTIAL INVESTOR GROUP?

CLICK HERE

All the best,

Bill

Bill Myers
CEO
Heavenly Hawaiian

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.

Heavenly Hawaiian
100% KONA COFFEE

Aloha %FIRSTNAME%,

As our crowdfunding launch date grows closer, we want to make sure you have every opportunity to own a part of Heavenly Hawaiian.


OUR AIM IS TO MAKE INVESTING
WITH US ACCESSIBLE TO AS
MANY PEOPLE AS POSSIBLE,
WHICH IS WHY WE'RE
PLANNING FOR OUR
MINIMUM INVESTMENT
TO BE JUST $265

If you're interested in staying up-to-date on our launch and learning more about what's in it for you including opportunities to earn bonus shares, investor perks and investor tiers...

CLICK HERE FOR MORE INFORMATION

If you'd like to unsubscribe from emails about our crowdfunding campaign, we understand! Just click here.

All the best,

Bill

Bill Myers
CEO
Heavenly Hawaiian

Aloha %FIRSTNAME%,

We're just days away from launching our crowdfunding campaign through StartEngine!

From our days as a small green coffee wholesale operation in 2005 to the cusp of launching this investment opportunity, it's hard for us to believe how blessed we are and how much support we've had from our community.


HEAVENLY
HAWAIIAN
FARMS

2005



Today

Our crowdfunding campaign means investors like you (and not just bigwig investors) have a chance to invest and own a part of our farm, with the potential to benefit if we continue to grow.

If you want the key investment information — the financial terms, the investor perks, the goals of the proceeds...

CLICK HERE

You'll be signed up to receive all the information you need to make your decision with absolutely zero commitment.

As our launch is almost upon us, this is the last time I'll email you about your chance to invest in Heavenly Hawaiian.

Regardless of your decision, I want to personally thank you for continuing to be a part of our Ohana. If you've ever visited our farm, drank our coffee, or shared a kind word about us with your friends and family, you're the reason we've gotten to where we are today.

All the best,

Bill

Bill Myers
CEO
Heavenly Hawaiian


OUR CROWDFUNDING CAMPAIGN IS APPROACHING QUICKLY
We are thrilled with the support we have received from our community.
NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.


KEEP AN EYE OUT FOR OFFICIAL LAUNCH DAY UPDATES HERE, ON OUR WEBSITE, AND IN OUR CAMPAIGN EMAILS!
If you have not signed up for our campaign update email list, you can sign up here.
MAHALO FOR YOUR SUPPORT!
NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.

Samantha Wilson
Director of Marketing
Heavenly Hawaiian Farms
"Hawaii's best coffee is Heavenly"

Interested in becoming a potential investor in Heavenly Hawaiian?

We are planning a crowdfunding campaign with StartEngine! Click HERE for updates.

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.

Heavenly Hawaiian
100% KONA COFFEE

Aloha %FIRSTNAME%,

Everything we've built over the past 17 years has been with the support of our Ohana, and we're excited to continue that tradition. As we launch our crowdfunding campaign with StartEngine, we believe it marks a new chapter in our remarkable story.

Thank you, sincerely, for your interest in learning more about investing with us, supporting our vision for the future, and potentially becoming a part-owner in our farm.



Heading up to our launch, you'll receive three emails with additional information:

1. *Financial terms of our offering*
2. *Investor perks and tiers, including information about Early Bird investing (and how you can earn bonus shares)*
3. *Our vision for how your investment will be used to grow Heavenly Hawaiian.*

WHAT IS START ENGINE? >>>

StartEngine is an equity crowdfunding platform that connects startups with investors.

On StartEngine, you support early-growth companies you're passionate about. Unlike a platform like Kickstarter, you're not buying products or merch. With StartEngine, you're actually buying a piece of a company and helping it grow. In time, you may make a profit on your investment if the company grows and becomes more successful, and your investment holdings become worth more.

Among the companies who apply to raise with StartEngine, fewer than 1% are put on the platform!

Thank you for your interest and your support in helping us reach our goals.

All the best,

Bill Myers
CEO
Heavenly Hawaiian

Heavenly Hawaiian
100% KONA COFFEE

Coffee Club | Shop Kona Coffee | Farm Tours | Visit Our Farm | Ohana

INVEST IN YOUR FAVORITE COFFEE FARM

We are taking our farm, coffee, and guest experience to the next level.

We want to give our Ohana the chance to invest in Heavenly Hawaiian through equity crowd funding. Sign up to be the first to know about our upcoming investment opportunities.

First Name

Last Name

Email

I'm Interested!

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED. AND IF SENT IN RESPONSE. WILL NOT BE ACCEPTED NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVE UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SHARES IS SIMPLY AN INDICATION OF INTEREST.